IN THE UNITED STATES BANKRUPTCY COURT
FOR THE SOUTHERN DISTRICT OF MISSISSIPPI

In re:)
)
MISSISSIPPI CHEMICAL   )
        CORPORATION, *et al.* [1]   )   CASE NO. 03-02984 WEE
)   Chapter 11
                    Debtors.   )   **Jointly Administered**
)
 _____)

DISCLOSURE STATEMENT
FOR DEBTORS' JOINT PLAN OF REORGANIZATION

James W. O'Mara, MS Bar No. 3929
Douglas C. Noble, MS Bar No. 10526
Christopher R. Maddux, MS Bar No. 100501
PHELPS DUNBAR LLP
111 East Capitol, Suite 600
Post Office Box 23066
Jackson, Mississippi 39225-3066
Telephone: (601) 352-2300
Facsimile: (601) 360-9777
www.phelpsdunbar.com

Counsel to Debtors and Debtors-in-Possession
MISSISSIPPI CHEMICAL CORPORATION, *et al.*

Dated April 15, 2004

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[1]   The Debtors are the following entities: Mississippi Chemical Corporation; Mississippi Nitrogen, Inc.; MissChem Nitrogen, L.L.C., Mississippi Chemical Company, L.P.; Mississippi Chemical Management Company; Mississippi Phosphates Corporation; Mississippi Potash, Inc.; Eddy Potash, Inc.; Triad Nitrogen, L.L.C; and Melamine Chemicals, Inc.

TABLE OF CONTENTS

*   *   *   *

EXHIBITS:

Exhibit 1   Debtors' Joint Plan of Reorganization

Exhibit 2   Disclosure Order

Exhibit 3   Projections

Exhibit 4   Liquidation Analysis

INTRODUCTION

Mississippi Chemical Corporation, together with the affiliated subsidiary debtor entities identified in footnote 1 hereof as debtors and debtors-in-possession in this jointly administered Case (collectively, the "Debtors" or, together with its non-debtor subsidiaries, the "Company"), submit this Disclosure Statement in connection with the solicitation of acceptances and rejections of the Debtors' Joint Plan of Reorganization dated April 15, 2004 (the "Plan" or the "Debtors' Plan"). A true and correct copy of the Plan is attached hereto as Exhibit 1. Capitalized terms used and not otherwise specifically defined herein shall have the meaning ascribed to them in the Plan.

The purpose of this Disclosure Statement is to set forth information (1) regarding the history of the Debtors, their businesses and this jointly administered Chapter 11 Case; (2) concerning the Plan and alternatives to the Plan; (3) advising the holders of Claims and Interests of their rights under the Plan; (4) assisting the holders of Claims and Interests in making an informed judgment regarding whether they should vote to accept or reject the Plan; and (5) assisting the Bankruptcy Court in determining whether the Plan complies with the provisions of Chapter 11 of the Bankruptcy Code and should be confirmed.

By order dated _____, 2004 (the "Disclosure Order"), a copy of which is annexed hereto as Exhibit 2, the Bankruptcy Court approved this Disclosure Statement, in accordance with § 1125 of the Bankruptcy Code, as containing "adequate information" to enable a hypothetical, reasonable investor typical of holders of Claims against, or Interests in, the Debtors to make an informed judgment as to whether to accept or reject the Plan, and authorized its use in connection with the solicitation of votes with respect to the Plan. **APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT, HOWEVER, CONSTITUTE A DETERMINATION BY THE BANKRUPTCY COURT AS TO THE FAIRNESS OR MERITS OF THE PLAN.** No solicitation of votes may be made except pursuant to this Disclosure Statement and § 1125 of the Bankruptcy Code. In voting on the Plan, holders of Claims and Interests should not rely on any information relating to the Debtors and their businesses, other than that contained in this Disclosure Statement, the Plan and all exhibits hereto and thereto.

THIS DISCLOSURE STATEMENT IS NOT INTENDED TO REPLACE A CAREFUL AND DETAILED REVIEW AND ANALYSIS OF THE PLAN BY EACH HOLDER OF A CLAIM OR INTEREST. THE DISCLOSURE STATEMENT IS INTENDED TO AID AND SUPPLEMENT THAT REVIEW. THE DESCRIPTION OF THE PLAN IS A SUMMARY ONLY. HOLDERS OF CLAIMS AND INTERESTS AND OTHER PARTIES IN INTEREST ARE CAUTIONED TO REVIEW THE PLAN AND ANY RELATED ATTACHMENTS FOR A FULL UNDERSTANDING OF THE PLAN'S PROVISIONS. THIS DISCLOSURE STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PLAN.

THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (the "SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN.

Pursuant to the provisions of the Bankruptcy Code, only classes of claims or interests which are (i) "impaired" by a plan of reorganization, and (ii) entitled to receive a distribution under such a plan are entitled to vote on the plan. In this Case, only Claims in Classes 5, 6, 7, 8, 10, 11, 12 and 13 and Interests in Classes 14, 15 and 16 (the "Voting Classes") are impaired by the Plan, and the holders of Claims in those Classes are the only Entities entitled to vote to accept or reject the Plan. Claims in Classes 1, 2, 3, 4 and 9 (the "Non-Voting Classes") are unimpaired by the Plan, and the holders thereof are conclusively presumed to have accepted the Plan.

THE RECORD DATE FOR DETERMINING THE HOLDERS OF CERTAIN CLAIMS OR INTERESTS THAT MAY VOTE ON THE PLAN IS _____, 2004 (the "Voting Record Date").

If you are entitled to vote to accept or reject the Plan, accompanying this Disclosure Statement should be a ballot (the "Ballot") for casting your vote(s) on the Plan and a pre-addressed envelope for the return of the Ballot. BALLOTS FOR ACCEPTANCE OR REJECTION OF THE PLAN ARE BEING PROVIDED ONLY TO HOLDERS OF CLAIMS AND INTERESTS IN CLASSES 5, 6, 7, 8, 10, 11, 12, 13, 14, 15 AND 16 BECAUSE THEY ARE THE ONLY HOLDERS OF CLAIMS AND INTERESTS THAT MAY VOTE TO ACCEPT OR REJECT THE PLAN. If you are the holder of a Claim or Interest in one of these Classes and did not receive a Ballot, received a damaged or illegible Ballot, or lost your Ballot, or if you are a party in interest and have any questions concerning the Disclosure Statement, any of the Exhibits hereto, the Plan or the voting procedures in respect thereof, please contact the Debtors' Balloting Agent:

> MISSISSIPPI CHEMICAL CORPORATION
> c/o Bankruptcy Management Corporation
> 1330 East Franklin Avenue
> El Segundo, CA 90245
> Telephone: (888) 909-0100
> http://www.bmccorp.net/misschem

THE DEBTORS RECOMMEND THAT THE HOLDERS OF CLAIMS AND INTERESTS IN ALL SOLICITED CLASSES VOTE TO ACCEPT THE DEBTORS' PLAN.

After carefully reviewing this Disclosure Statement and the Exhibits attached hereto, please indicate your vote with respect to the Plan on the enclosed Ballot and return it in the envelope provided. Voting procedures and requirements are explained in greater detail elsewhere in this Disclosure Statement. **PLEASE VOTE AND RETURN YOUR BALLOT TO**:

If by mail:

> MISSISSIPPI CHEMICAL CORPORATION BALLOTING AGENT
> c/o Bankruptcy Management Corporation
> P.O. Box 941
> El Segundo, CA 90245-0941
> Telephone: (888) 909-0100
> http://www.bmccorp.net/misschem

If by hand-delivery or overnight delivery:

> MISSISSIPPI CHEMICAL CORPORATION BALLOTING AGENT
> c/o Bankruptcy Management Corporation
> 1330 East Franklin Avenue
> El Segundo, CA 90245
> Telephone: (888) 909-0100
> http://www.bmccorp.net/misschem

IN ORDER TO BE COUNTED, BALLOTS MUST BE RECEIVED BY 4:00 P.M. (CENTRAL TIME) ON _____, 2004. ANY EXECUTED BALLOTS WHICH ARE TIMELY RECEIVED BUT WHICH DO NOT INDICATE EITHER AN ACCEPTANCE OR REJECTION OF THE PLAN SHALL BE DEEMED TO CONSTITUTE AN ACCEPTANCE OF THE PLAN.

The Debtors believe that prompt confirmation and implementation of the Plan is in the best interests of the Debtors, all holders of Claims and Interests, the Debtors' Chapter 11 estates and all persons who may be affected by the confirmation or denial of confirmation of the Plan.

In accordance with the Disclosure Order and § 1128 of the Bankruptcy Code, the Bankruptcy Court has fixed _____, 2004, at _____ (Central Time), in the United States Bankruptcy Court for the Southern District of Mississippi, 100 East Capitol Street, Jackson, Mississippi 39201, as the date, time and place of the hearing to consider confirmation of the Plan, and _____, 2004 at 4:00 p.m. (Central Time), as the last date and time for filing objections to confirmation of the Plan. The hearing on confirmation of the Plan may be adjourned from time to time without further notice except for the announcement of the adjourned date and time at the hearing on confirmation or any adjournment thereof.

THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE BY THE DEBTORS AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFIED HEREIN, AND THE DELIVERY OF THIS DISCLOSURE STATEMENT DOES NOT IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE SUCH DATE. THIS DISCLOSURE STATEMENT HAS BEEN PREPARED BY THE DEBTORS. HOLDERS OF CLAIMS OR INTERESTS ENTITLED TO VOTE SHOULD READ IT CAREFULLY AND IN ITS ENTIRETY, AND WHERE POSSIBLE, CONSULT WITH COUNSEL OR OTHER ADVISORS PRIOR TO VOTING ON THE PLAN.

THIS DISCLOSURE STATEMENT SUMMARIZES THE TERMS OF THE PLAN, WHICH SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE PLAN. IF ANY INCONSISTENCY EXISTS BETWEEN THE TERMS AND PROVISIONS OF THE PLAN AND THIS DISCLOSURE STATEMENT, THE TERMS AND PROVISIONS OF THE PLAN SHALL CONTROL. CERTAIN OF THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE FORWARD LOOKING PROJECTIONS AND FORECASTS AND ARE BASED UPON CERTAIN ESTIMATES AND ASSUMPTIONS. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL BE REFLECTIVE OF ACTUAL OUTCOMES.[2] ALL HOLDERS OF CLAIMS OR INTERESTS ENTITLED TO VOTE SHOULD READ CAREFULLY AND CONSIDER FULLY THE ENTIRE DISCLOSURE STATEMENT AND PLAN, BEFORE VOTING TO ACCEPT OR REJECT THE PLAN.

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[2]   This Disclosure Statement may not be relied upon by any persons for any purpose other than by holders of Claims or Interests entitled to vote for the purpose of determining whether to vote to accept or reject the Plan, and nothing contained herein shall constitute an admission of any fact or liability by any party, or be admissible in any proceeding involving the Debtors or any other party, or be deemed conclusive evidence of the tax or other legal effects of the reorganization on the Debtors or on holders of Claims or Interests.

ARTICLE 1.
OVERVIEW OF PLAN

1.1.   Introduction.

The following is a brief overview of the material provisions of the Plan and is qualified in its entirety by reference to the full text of the Plan. For a more detailed description of the terms and provisions of the Plan, see Article 4 below entitled "Summary of Debtors Plan of Reorganization". The Plan is a plan of reorganization, restructuring and rehabilitation for the Debtors and provides for the classification and treatment of Claims against and Interests in the Debtors. The Plan designates thirteen (13) Classes of Claims, in addition to Administrative Expense Claims, and three (3) Classes of Interests, which classify all Claims against and Interests in the Debtors. These Classes take into account the differing nature and priority under the Bankruptcy Code of the various Claims and Interests in this Case.

1.2.   Corporate Structure of Debtors.

The chart below reflects the corporate structure of the Company on the Petition Date, including its non-debtor subsidiaries:



5

1.3.   Assets and Operations of Separate Debtors.

The Plan provides that it will become effective on the "Effective Date," which is the third Business Day after which all conditions in Section 11.1 of the Plan have been satisfied or waived. On the Effective Date, all assets of the Debtors and property of the estates in this Case shall vest in the Debtors, free and clear of any and all Liens and Claims, except the Liens and obligations of the Debtors which are continued or created by the transactions undertaken pursuant to the Plan. With those assets and properties, the Debtors intend to continue the operation of their business activities for so long as it is feasible to do so. As described in more detail in Article 4 below and in the Plan, the Debtors will on, as of, or after the Effective Date, undergo a corporate restructuring that will result in the formation and restructuring of Old MissChem and New MissChem. Old MissChem will own the Trinidad Interest (defined in Section 2.3.1., below), and New MissChem will own all Interests in all other Debtors, except Potash and Eddy, and these Debtors will retain all assets and property. Potash and Eddy will be liquidated, with the proceeds paid to the holders of Allowed Class 11 Claims, and, if the Debtors elect to do so, dissolved and all Interests therein cancelled. The common stock of Old MissChem will be owned sixty percent (60%) by the holders of Allowed SDIP Claims (Class 5) and Investor Secured Claims (Class 6) and forty percent (40%) by New MissChem. Old MissChem will also issue preferred stock to New MissChem. The common stock of New MissChem will be owned by the holders of Allowed Bonds Unsecured Claims (Class 10) and any holders of Allowed General Unsecured Claims (Class 12) who choose the Class 12 Stock Election, subject to ten percent (10%) dilution for stock issued pursuant to the Management Incentive Plan and additional dilution for the New MissChem Series A, Series B and Series C Warrants, which are to be issued to the holders of Allowed Old Equity Interests.

To further enable the Debtors to perform the Plan provisions, the New MissChem will obtain the New MissChem Revolver Loan and the New MissChem Term Loan and issue the New MissChem Mezzanine Note to the holders of Class 5 and 6 Claims. Old MissChem will issue the Old MissChem Flow-Through Note to the holders of Class 5 and 6 Claims. From Cash on hand on the Effective Date and funds obtained through the New MissChem Revolver Loan and New MissChem Term Loan, the Debtors will make all payments, as and when due, to holders of Allowed Administrative Expense Claims and to holders of Allowed Claims in Classes 1, 2, 3, 4, 5, 6, 7, 9 and 12 and continue their business activities.

1.4.   Summary of Classification and Treatment of Claims and Interests.

The following chart[3] summarizes distributions to holders of Allowed Claims and Interests under the Plan:

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[3]   This chart is only a summary of the classification and treatment of Claims and Interests under the Plan. Reference should be made to the entire Disclosure Statement and the Plan for a complete description of the classification and treatment of Claims and Interests.

Class	Claim/Interest	Treatment of Claim/Interest	Estimated Aggregate Amount of Allowed Claims or Interests	Percentage/Amount of Recovery of Allowed Claims/Interests
	Allowed Administrative Expense Claims	On the Effective Date or the date on which the certain Administrative Expense Claim becomes Allowed, each Allowed Administrative Expense Claim will be paid in full.	$4,000,000 (estimated total professional fees and costs as of Effective Date)	100%
1	Allowed Wage Priority Claims	On the Effective Date or the date on which the certain Wage Priority Claim becomes Allowed, each Allowed Wage Priority Claim will be paid in full.	$94,249	100%
2	Allowed Employee Benefit Plan Priority Claims	On the Effective Date or the date on which the Employee Benefit Plan Priority Claim becomes Allowed, each Allowed Employee Benefit Plan Priority Claim will be paid in full.	$5,105	100%
3	Allowed Tax Priority Claims	On the Effective Date or the date on which the certain Tax Priority Claim becomes Allowed, each Allowed Tax Priority Claim will be paid in full.	$150,000	100%
4	Allowed Other Priority Claims	On the Effective Date or the date on which the Other Priority Claim becomes Allowed, each Allowed Other Priority Claim will be paid in full.	$3,658	100%
5	Allowed SDIP Claims	On the later of the Effective Date or the date on which the Class 5 Claim becomes an Allowed Claim, each Class 5 Claim will receive a *pro rata* interest with all Allowed Class 6 Claims in (i) the Old MissChem Flow-Through Note and 60% of Old MissChem Common Stock, (ii) the New MissChem Mezzanine Note less excess Cash payments and (iii) Cash equal to aggregate amount of Class 5 and Class 6 Claims less original principal amounts of the Old MissChem Flow-Through Note and New MissChem Mezzanine Note. Liens granted in favor of Class 5 Claimants as collateral security for Old MissChem Flow-Through Note and New MissChem Mezzanine Note, subject only to statutory Liens and Liens securing New MissChem Revolver Loan and New MissChem Term Loan.	$105,164,972* * amount claimed by the Investors as Allowed amount as of Effective Date of June 30, 2004.	100%

Class	Claim/Interest	Treatment of Claim/Interest	Estimated Aggregate Amount of Allowed Claims or Interests	Percentage/Amount of Recovery of Allowed Claims/Interests
6	Allowed Investor Secured Claims	On the later of the Effective Date or the date on which the Class 6 Claim becomes an Allowed Claim, each Class 6 Claim will receive a *pro rata* interest with all Allowed Class 5 Claims in (i) the Old MissChem Flow-Through Note and 60% of Old MissChem Common Stock, (ii) the New MissChem Mezzanine Note less excess Cash payments and (iii) Cash equal to aggregate amount of Class 5 and Class 6 Claims less original principal amounts of the Old MissChem Flow-Through Note and New MissChem Mezzanine Note. Liens granted in favor of Class 6 Claimants as collateral security for Old MissChem Flow-Through Note and New MissChem Mezzanine Note, subject only to statutory Liens and Liens securing New MissChem Revolver Loan and New MissChem Term Loan.	$54,898,664* * amount claimed by the Investors as Allowed amount as of Effective Date of June 30, 2004.	100%
7	Allowed Other Secured Claims	On the later of the Effective Date or the date on which the Class 7 Claim becomes an Allowed Claim, unless otherwise agreed, Debtors will (i) cure all defaults that exist with respect to any Class 7 Claim, (ii) reinstate maturity dates existing prior to any default, (iii) and Class 7 Claimants shall be compensated for any damages entitling such holder to receive accelerated payment upon default. Liens held as collateral security for Class 7 Claims remain in effect but shall be junior to the Liens granted in favor of Class 5 and 6 Claims as collateral security for the New MissChem Revolver Note, New MissChem Term Loan Note, New MissChem Mezzanine Note and Old MissChem Flow-Through Note.	$432,342	100%; cure all defaults and reinstate terms
8	Allowed Intercompany Claims	On the Effective Date, all Class 8 Claims will be set off against any Intercompany Claim owed by such holder and the balance, if any, shall be contributed to capital and cancelled, extinguished and discharged.	$448,189,337	0
9	Allowed Convenience Unsecured Claims	On the later of the Effective Date or the date on which a certain Class 9 Claim becomes an Allowed Claim, each Class 9 Claim will be paid in full.	$862,918, plus all Class 12 Claims electing Class 9 treatment	100%

Class	Claim/Interest	Treatment of Claim/Interest	Estimated Aggregate Amount of Allowed Claims or Interests	Percentage/Amount of Recovery of Allowed Claims/Interests
10	Allowed Bonds Unsecured Claims	On the later of the Effective Date or the date on which a certain Class 10 Claim becomes an Allowed Claim, each Class 10 Claim will receive 1 share of New MissChem Common Stock for each $15 of such holder's Class 12 Claim.	$221,924,171	60.1%
11	Allowed Potash/Eddy General Unsecured Claims	On the later of the later of 20 days after public sale of Potash/Eddy assets or the date on which a certain Class 11 Claim becomes an Allowed Claim, each Class 11 Claim will receive its *pro rata* share of the sale proceeds.	$2,523,427	Unknown, but less than 100%
12	Allowed Other General Unsecured Claims	On the later of the Effective Date or the date on which a certain Class 12 Claim becomes an Allowed Claim, each Class 12 Claim will receive, at such holder's election, either (i) Cash equal to 40% of such Claim or (ii) 1 share of New MissChem Common Stock for each $15 of such holder's Class 12 Claim	$4,922,941, less Class 12 Claims electing Class 9 treatment	40%
13	Allowed Tort Claims	On the later of the Effective Date or the date on which a certain Class 13 Claim becomes an Allowed Claim, each Class 13 Claim will receive 40% of Claim not paid under any applicable insurance policies.	$0	40%
14	Allowed Potash/Eddy Interests	On the Effective Date, all Class 14 Interests will be cancelled, extinguished and discharged.	$0	0%
15	Allowed Subsidiary Interests	All Class 15 Interests shall remain in full force and effect on and after the Effective Date.	100% of Outstanding Subsidiary Interests	100%
16	Allowed Old Equity Interests	On the Effective Date, all Allowed Old Equity Interests will be cancelled, extinguished and discharged, and each holder of such Interest will receive New MissChem Warrants.	24,250,100 Outstanding Shares	Unknown (dependant upon future value of New MissChem Warrants)

THE TREATMENT AND DISTRIBUTIONS PROVIDED TO HOLDERS OF ALLOWED CLAIMS AND INTERESTS PURSUANT TO THE PLAN ARE IN FULL AND COMPLETE SATISFACTION OF THE ALLOWED CLAIMS AND INTERESTS ON ACCOUNT OF WHICH SUCH TREATMENT IS GIVEN AND DISTRIBUTIONS ARE

MADE. REFERENCE SHOULD BE MADE TO THE ENTIRE DISCLOSURE STATEMENT AND THE PLAN FOR A COMPLETE DESCRIPTION OF THE CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS.

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ARTICLE 2.
HISTORY OF DEBTORS

2.1. Formation of Debtors.

2.1.1. Mississippi Chemical Corporation

Mississippi Chemical Corporation was incorporated in 1948 as the first fertilizer cooperative in the United States (the "Cooperative"). The principal business of the Cooperative was to provide fertilizer products to its shareholders pursuant to preferred patronage rights, which gave the shareholders the right to purchase fertilizer products and receive a patronage refund with respect to such purchases. On June 28, 1994, the shareholders of the Cooperative approved a reorganization of the Cooperative, pursuant to which the Cooperative was merged, effective July 1, 1994, into a wholly-owned subsidiary of the Cooperative that was formed on May 23, 1994, as a Mississippi business corporation that is the current Mississippi Chemical Corporation ("MCC"). Pursuant to the Cooperative's reorganization, the issued and outstanding shares of capital stock of the Cooperative were converted into shares of common stock and/or cash, and holders of special accounts were offered exchange rights for common stock.

The Company's principal executive offices are located in Yazoo City, Mississippi. The Company wholly owns the following subsidiaries that are also Debtors in the Cases: Mississippi Nitrogen, Inc. ("MNI"); MissChem Nitrogen, L.L.C. ("MissChem Nitrogen"); Triad Nitrogen, L.L.C. ("Triad Nitrogen"); Melamine Chemicals, Inc. ("Melamine Chemicals"); Mississippi Phosphates Corporation ("MPC"); Mississippi Chemical Company, L.P. ("MCC LP"); Mississippi Chemical Management Company ("MCMC"); Mississippi Potash, Inc. ("Potash"); and Eddy Potash, Inc. ("Eddy"). *See* Organizational Chart in Section 1.2, above.

Effective July 1, 1999, the Company restructured its holdings in its Nitrogen Segment (defined in Section 2.4.1) located in Yazoo City, Mississippi, and Donaldsonville, Louisiana, and MCC became a non-operating holding company. The Company remains a non-operating holding company that holds equity interests as described in Section 1.2 hereof.

2.1.1.1. Establishment of Public Company.

Effective as of the date of merger referenced above, MCC became a publicly held business corporation, and its initial public stock offering occurred on August 16, 1994. From August 16, 1994, through October 9, 1996, the Company's stock was traded on the NASDAQ under the symbol "MISS". On October 10, 1996, the Company's common stock began trading on the NYSE under the symbol "GRO". On February 10, 2003, the Company's shares were delisted from the NYSE and began trading on the OTC Bulletin Board under the symbol "MSPI". On the Petition Date, MCC's trading symbol became "MSPIQ".

2.1.2. Subsidiary Debtors.

2.1.2.1. MNI, Triad Nitrogen, and MissChem Nitrogen

The Company's Donaldsonville, Louisiana, nitrogen assets (except for the "No. 2" ammonia plant) were originally owned by a joint venture formed in 1968 by the Cooperative,

Coastal Chemical Corporation ("Coastal"), and First Mississippi Corporation ("FirstMiss"). Subsequently, the joint venture was held 50/50 by the Company and FirstMiss. On December 24, 1996, the Company acquired the FirstMiss interest in the Donaldsonville joint venture and the No. 2 ammonia plant from Ampro Fertilizer, Inc., and subsequently transferred these assets to Triad Nitrogen, Inc., a Delaware corporation formed on June 26, 1997.

In connection with the Company's 1999 nitrogen restructuring, Triad Nitrogen, Inc., changed its name to Mississippi Nitrogen, Inc., and transferred its assets to a new subsidiary Triad Nitrogen, L.L.C., a Delaware limited liability company formed May 27, 1999. In addition, MNI, formed MissChem Nitrogen, a Delaware limited liability company, on May 27, 1999, to own the Yazoo City nitrogen assets previously directly owned and operated by the Company. MNI's other assets consist of the sole limited partnership interest in MCC LP and a 49.5% limited partnership interest in HAT LP (defined in Section 2.2. below).

On June 14, 2002, MissChem Nitrogen sold its sixty (60) mile twelve inch (12") natural gas pipeline and related appurtenant facilities and equipment located in Rankin, Hinds, Madison and Yazoo Counties, Mississippi, to Reliant Energy Entex, a division of Reliant Energy Resources Corp. In connection with the transaction, MissChem Nitrogen entered into a long-term natural gas transportation agreement to transport natural gas from Rankin County, Mississippi, to MissChem Nitrogen's Yazoo City, Mississippi, nitrogen facility.

In February 2003, Triad Nitrogen ceased production of prilled urea and indefinitely idled production at one of its two anhydrous ammonia plants.

2.1.2.2. **Melamine Chemicals**

Melamine Chemicals was organized as a Delaware corporation on October 28, 1968, for the construction, operation, and ownership of a melamine crystal production facility. Melamine Chemicals' facility is integrated with the Triad Nitrogen facility on land owned by Triad Nitrogen. On April 14, 2003, Triad Nitrogen acquired all of the shares of Melamine Chemicals from Borden Chemicals, Inc.

2.1.2.3. **MPC**

MPC was formed as a Delaware corporation on October 29, 1990. The Pascagoula, Mississippi, diammonium phosphate facility was originally a NPK granulation facility constructed in 1957 by Coastal, the Cooperative's former subsidiary. In 1972, Coastal merged into the Cooperative. In 1988, the Cooperative financed the sale of the NPK facility to Nu-South, Inc. ("Nu-South"), which converted the plant to a diammonium phosphate facility. Nu-South filed bankruptcy in 1990, and as a secured creditor, MPC acquired the assets on December 7, 1990. On October 1, 1997, MPC joined the Phosphate Chemical Export Association, a Webb-Pomerene corporation, which markets all of MPC's exported product.

2.1.2.4. **MCC LP and MCMC**

On June 4, 1996, the Company formed MCC LP, a Delaware limited partnership, and MCMC, a Delaware corporation, for the purpose of marketing and selling all of the Company's nitrogen-based products. MCMC is the sole general partner of MCC LP, and MNI is the sole

limited partner. MCMC conducts the operations of MCC LP. MCMC is also a 0.5% general partner of HAT LP and conducts the operations of HAT LP. Effective April 30, 2004, the Company will no longer market its nitrogen products through MCC LP, and such sales will be conducted by MNI, MissChem Nitrogen and Triad Nitrogen.

2.1.2.5. Potash and Eddy

The Cooperative purchased its first potash mine from Teledyne, Inc., in Carlsbad, New Mexico, in 1974. Mississippi Potash, Inc., a Mississippi corporation, was formed on March 18, 1993, and the Cooperative subsequently transferred its potash assets to Potash. On August 19, 1996, Potash acquired the potash assets of Trans-Resources, Inc. ("Trans-Resources"). Potash formed Eddy Potash, Inc., a Mississippi corporation, on April 30, 1996, in connection with the Trans-Resources transaction to acquire its Eddy Potash mine and refining facilities. On December 3, 1997, Eddy ceased operations.

2.2. Non-Debtor Subsidiaries.

The following direct and indirect subsidiaries of the Company are not Debtors in the Case: Mississippi Chemical Holdings, Inc. ("MCHI"); MissChem (Barbados) SRL ("MCBSRL"); and MissChem Trinidad Limited ("MCTL"), which owns a 50% interest in Point Lisas Nitrogen Limited ("Point Lisas Nitrogen", formerly known as Farmland MissChem Limited ("FMCL")), an anhydrous ammonia production joint venture with Koch Nitrogen Company. The Company also has 50% investments in FMCL Limited Liability Company (the "Shipping LLC"), an anhydrous ammonia shipping joint venture with Koch Nitrogen Company; and Houston Ammonia Terminal, L.P. ("HAT LP"), an anhydrous ammonia storage joint venture with Potash Corporation of Saskatchewan.

2.3. Formation of Trinidad Entity.

2.3.1. Organization.

FMCL (now known as Point Lisas Nitrogen) was organized on December 14, 1994, under the laws of the Republic of Trinidad and Tobago, as a joint venture between the Company and Farmland Industries, Inc. ("Farmland"), to construct, operate, and own an anhydrous ammonia plant. The facility began operations in May 1998. The project was financed by Export-Import Bank of the United States and is expected to have a negative net debt no later than the close of calendar 2004.

In November 1998, the Company restructured its equity interest in FMCL. On September 30, 1998, the Company formed MCHI, a British Virgin Islands corporation. On October 6, 1998, MCHI formed MCBSRL, a Barbados society with restricted liability. On November 10, 1998, MCBSRL formed MCTL, a Trinidad corporation. On November 10, 1998, (1) the Company contributed its interest in FMCL (together with its interest in FMCL LLC, the "Trinidad Interest") to MCHI, (2) MCHI contributed its interest in FMCL to MCBSRL, and (3) MCBSRL contributed its interest in FMCL to MCTL. The foregoing subsidiaries (excluding FMCL/Point Lisas Nitrogen) have no activities other than being equity holders.

2.3.2. Related Contracts and Agreements

Other than the Company's holdings and investments described above, the Company's only other material asset is the Anhydrous Ammonia Offtake Agreement ("Offtake Agreement") with Point Lisas Nitrogen. The Point Lisas Nitrogen facility has an annual production capacity attributable to the Company's 50% interest of approximately 350,000 tons, which the Company is obligated to purchase. The term of the Offtake Agreement runs through November 2010.

In connection with the ownership interest in Point Lisas Nitrogen, MCC is a party to the Shareholders Agreement which, among other things, governs the rights and responsibilities of the ownership groups when a transfer or other disposition is contemplated. The Shareholders Agreement also provides for the method of electing directors of PLNL.

FMCL LLC is a party to that certain Vessel Services Agreement with Alliance Marine Services, Inc. dated March 1, 1998, pursuant to which Alliance Marine Services, Inc. operates the vessel "Carli Bay". FMCL LLC leases the "Carli Bay" under a long-term time charter with CMB N.V. This agreement provides for the Debtors' shipment of product purchased pursuant to the Offtake Agreement to the United States at favorable terms. In connection with the Vessel Services Agreement, MCC agreed to provide a limited, unconditional guaranty for FMCL LLC's performance thereunder.

2.3.3. Other Interest Owner.

In 2003, Koch Nitrogen Company acquired Farmland's 50% interest in FMCL, and the name was thereafter changed to Point Lisas Nitrogen Limited.

2.4. Company's Operating Segments.

On and after the Petition Date, the Company operated four (4) primary business segments: the Nitrogen Segment, the Phosphates Segment, the Potash Segment and the Melamine Segment. Their respective operations are discussed below.

2.4.1. Nitrogen Segment

The Company owns facilities in Yazoo City, Mississippi and Donaldsonville, Louisiana, and derivatively through Point Lisas Nitrogen, at which it produces the following nitrogen products:

a) *Anhydrous Ammonia*. The Company purchases or produces (as market economics dictate) anhydrous ammonia, a product that is 82% nitrogen. It is sold as an end product to the Company's industrial customers and it is a necessary raw material for production of the Company's other nitrogen products. The Company purchases anhydrous ammonia from Point Lisas Nitrogen (under the Offtake Agreement) and from other third parties.

b) *Ammonium Nitrate*. The Company is the largest manufacturer and marketer of agricultural-grade ammonium nitrate fertilizer in the United States. This product is 34% nitrogen and is sold under the registered trade name Amtrate®. The

Company produces approximately 650,000 tons annually at its Yazoo City facility.

c)   *UAN Solution*. Produced at the Company's Yazoo City facility and sold under the registered trade name N-Sol 32®, this product is a 32% nitrogen product made by mixing urea liquor with ammonium nitrate liquor and is used as a direct application product for cotton, corn, grain and pastures and for use in liquid fertilizer blends. The Company produces approximately 500,000 tons annually.

d)   *Urea*. Prilled urea and urea melt were produced at the Company's Donaldsonville facility. Production of prilled, fertilizer-grade urea ceased in February 2003 due to market conditions. Production of all other urea products ceased in March 2004 in conjunction with the permanent cessation of the Company's Melamine production.

e)   *Nitric Acid*. The Company produces approximately 800,000 tons of nitric acid for use primarily as a raw material for the production of ammonium nitrate and UAN solutions. The Company also sells nitric acid to industrial accounts. The Yazoo City facility has the largest single site capacity for nitric acid in the United States.

f)   *Dinitrogen Tetroxide*. At its Yazoo City facility, the Company produces dinitrogen tetroxide, or N_2O_4, for the United States Department of Defense ("USDOD"). N_2O_4 is a fuel oxidizer for use in space shuttles and in Titan rockets. The Company is the sole supplier of this product to the USDOD.

The Donaldsonville, Louisiana nitrogen assets of the Company are held in Triad Nitrogen, and the Yazoo City, Mississippi nitrogen assets are held in MissChem Nitrogen. Both are subsidiaries of MNI.

2.4.2. Phosphates Segment.

MPC produces diammonium phosphate fertilizer ("DAP"), the most common form of phosphate fertilizer, at the Pascagoula, Mississippi facility. Approximately 700,000 tons are produced and sold on an annual basis. DAP is primarily used for direct application and in blended fertilizers applied to most types of row crops. Since 1997, all export sales of DAP have been made primarily to China and India through Phosphate Chemicals Export Association, Inc., a Webb-Pomerene corporation.

Phosphate rock, one of the primary raw materials used to manufacture DAP, is purchased by the Company under a long-term requirements contract with Office Cherifien des Phosphates ("OCP"), the national phosphate company of Morocco and largest producer and exporter of phosphate rock in the world. In addition to phosphate rock, sulfuric acid (also produced at the Pascagoula facility), sulfur and anhydrous ammonia are the primary raw materials used to manufacture DAP. DAP sales into domestic markets are typically made in barge-load quantities, and export sales are made into ocean-going vessels at the Pascagoula facility which fronts a deep water channel providing direct access to the Gulf of Mexico.

2.4.3. Potash Segment.

Prior to and after the Petition Date, the Company, through Potash, mined potash at two mines, known as the "East Mine" and the "West Mine", near Carlsbad, New Mexico, and produced granular potash at a plant adjacent to the East Mine known as the "North Facility". Eddy also owned another mine and refinery in the Carlsbad area, but its operations were ceased in 1997 due to depletion of higher-grade ore. Potash is used both as an agricultural fertilizer and as a raw material in production of industrial products.

Pursuant to the transaction discussed in Section 3.2.7. below, the Company sold substantially all of its assets (collectively the "Potash Assets") held in this business segment.

2.4.4. Melamine Segment

As described in Section 2.1.2.2. above, the Company purchased a melamine plant that existed within the Donaldsonville facility complex and began its start-up of melamine production, which is a product used in making resins, laminates and paints. The Company, however, was unable to develop a stable customer base due to continued volatility in the price of natural gas and an unstable ammonia market and announced on March 29, 2004 that it would permanently cease melamine production at its Donaldsonville facility.

2.4.5. Future

The Company is a major participant in the trade, importation, and production of anhydrous ammonia along the U.S. Gulf Coast. It owns and/or operates significant infrastructure associated with the sale, handling, and distribution of anhydrous ammonia, including storage tanks, dock facilities, pipelines, and related equipment. These activities are primarily located at Triad Nitrogen's facilities in Donaldsonville, Louisiana. The Company plans to use its competitive infrastructure advantage to grow its industrial anhydrous ammonia business, to capitalize on increasing ammonia import trends and reduce its vulnerability to high domestic natural gas prices.

The Company, through its MissChem Nitrogen facilities in Yazoo City, Mississippi, is the largest domestic producer on ammonium nitrate fertilizer and is a major regional producer of UAN solutions. It also produces specialty products, including N_2O_4 and industrial-grade ammonium nitrate. These facilities provide significant economies of scale versus other domestic producers. The Company plans to use its competitive scale advantage and to diversify its product mix towards specialty industrial products related to ammonium nitrate and nitric acid, while maintaining its position in the fertilizer segment. The Company expects to enhance long-term margins and reduce its vulnerability to imported fertilizers and high domestic natural gas prices.

2.5. Financial Background and Capital Structure.

2.5.1. Public Stock Issue.

As discussed in Section 2.1.1.1. hereinabove, effective July 1, 1994, MCC became a publicly held business corporation. MCC common stock began trading on August 16, 1994

pursuant to a public offering of 5,080,000 of its common shares, at a public offering price of $15 per share. The offering generated $47.4 million in proceeds for the Company. As of April 15, 2004, the Company had approximately 24.250 million shares of common stock outstanding.

2.5.2. Pre-Petition Credit Facility.

On November 15, 2002, the Debtors entered into an Amended and Restated Credit Agreement (the "Harris Facility" or "Pre-Petition Credit Facility") with the banks from time to time party thereto and Harris Trust and Savings Bank, individually and as Administrative Agent (in either capacity, "Harris Bank"). This credit facility amended and restated a prior credit facility originally entered into on November 25, 1997 by and among the same parties. Under the Pre-Petition Credit Facility, MCC is the "Borrower" with all other Debtors as "Guarantors". Non-Debtor MCHI is also a Guarantor of the obligations thereunder.

On the Petition Date, the Pre-Petition Credit Facility provided the Company with a two-tiered, secured revolving credit of up to $163,500,000 consisting of (2) loans: an "A Loan" not to exceed $58.5, and a "B Loan" of up to $105,000,000. The A Loan is secured by first liens and security interests in the Debtors' inventory, accounts receivable and other personal property. The B Loan is secured by first liens on the Debtors' domestic real property and operating facilities and second liens on the collateral securing the A Loan. Currently (as of March 31, 2004), the Debtors owe a principal balance of $52,316,810 under the Pre-Petition Credit Facility.

2.5.3. Senior Notes.

On November 25, 1997, MCC issued $200,000,000 of 7.25% Senior Notes (the "Senior Notes") due November 15, 2017, pursuant to an indenture (the "Senior Note Indenture") and shelf registration statement filed with the Securities and Exchange Commission. The Senior Notes do not contain any financial covenants but are, in certain circumstances, cross-defaulted with the Pre-Petition Credit Facility. Harris Bank was the original indenture trustee thereunder and was replaced by Trustmark National Bank. BancorpSouth Bank was thereafter substituted as indenture trustee on March 21, 2003. After the filing of the Debtors' petitions, BancorpSouth Bank resigned as indenture trustee and was replaced by HSBC Bank USA on June 24, 2003.

2.5.4. Industrial Revenue Bonds.

In August 1997, MPC issued $14,500,000 in industrial revenue bonds, a portion of which were tax-exempt, to finance the development of a new phosphogypsum disposal facility at its Pascagoula facility. On April 1, 1998, a new $14,500,000 industrial revenue bond issue was made (the "IRBs"), the proceeds of which paid off the 1997 issue. The IRBs are tax-exempt, mature on March 1, 2022 and carry a fixed rate of interest at 5.8%. Bank of New York is the indenture trustee. MCC is a guarantor of MPC's obligations with respect to the IRBs.

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ARTICLE 3.
DEBTORS' CHAPTER 11 CASES

3.1. <u>**The Filing.**</u>

The Company has experienced continued net losses over a five (5) year period beginning in fiscal year 1999; operating losses began in fiscal year 2000. These losses were the result of low sales prices for its nitrogen products that resulted from an over-supply in world markets caused by new plants that were built in the late 1990's and the unprecedented increase in volatility and price of natural gas that began in fiscal year 2001. While product prices have recovered from the levels experienced during fiscal years 1999 and 2000, natural gas prices remain at high levels.

Natural gas is the primary raw material used by the Debtors in production of anhydrous ammonia, which is either sold directly to customers or used to produce their upgraded fertilizer products. Due to the circumstances faced over the last five years, the Debtors have worked to reconfigure their operations to reduce the dependence on natural gas. As a result of these changes, the restructured operations require approximately 20,000,000 MMbtu's per year, depending on the capacities at which facilities are operated. With the ability to source anhydrous ammonia from third parties, the Company has enhanced its flexibility to operate its facilities when economically feasible. Over the last five years, the peak natural gas purchases by the Debtors reached approximately 59,000,000 MMbtu's on an annual basis.

Natural gas prices remain volatile as shown by the change in prices over the last two fiscal years. In fiscal year 2003, natural gas prices on the NYMEX exchange increased to an average of $4.79/MMbtu from $2.76/MMbtu in fiscal year 2002. As of the date of this Disclosure Statement, that average for fiscal year 2004 is $5.12/MMbtu. Operating leverage related to natural gas is still an important factor in the performance of the Company. For example, if the Company is operating at full capacity, a $.10 increase in the cost of natural gas results in an approximate reduction in EBITDA of $2,000,000 on an annual basis.

The Company's largest operating segment, the Nitrogen Segment, continued to suffer operating losses and significant impairments to assets as a result of increased natural gas costs. Ammonia plants in Donaldsonville, Louisiana were idled during this period, and prilled urea production there was ceased altogether. These conditions resulted in increased liquidity concerns. The Company's Phosphate Segment suffered operating losses primarily resulting from limited availability of raw materials, mainly sulfur and sulfuric acid, and the high cost of ammonia. The Company suffered decreased sales from its Potash Segment due to reduced pricing in their export markets and reduced domestic demand. The Company's operating costs for the Potash Segment were higher than anticipated due to lower than expected ore grade levels.

Further market conditions compounded the Company's financial troubles. Adverse agricultural factors such as a poor farm economy and unfavorable weather conditions led to reduced sales and limited the Company's ability to increase fertilizer prices to offset increasing production costs. Imports of unfairly low-priced fertilizer into the Debtors' primary markets negatively impacted the Debtors' traditional market share. The Debtors' efforts to internally address these operational issues also contributed to reduce available liquidity. Costs associated

with (a) refinancing of the Harris Facility, (b) increased insurance costs and (c) reductions in workforce and completion of an early retirement offer reduced the levels of available operating capital. Notwithstanding these efforts, natural gas prices remained volatile and much higher than normal resulting in a continuous deterioration of the Company's financial condition.

It became evident to the Company that a significant capital restructuring would be necessary in order for the Company to resolve its liquidity crisis and survive as a consolidated going concern. So, in February 2002, the Company retained Credit Suisse First Boston ("CSFB") to explore financing alternatives to the then current Harris Facility. After the Company entered into the Amended and Restated Harris Facility in November 2002, CSFB then sought to market the Company's Trinidad Interest through sale or other financial transaction. Simultaneously with this process, the Company hired Gordian Group, LLC ("Gordian") on September 24, 2002 to advise and assist in exploring strategic alternatives for (1) restructuring of the Company's debt structure, (2) raising new capital or replacement capital, (3) merger, consolidation, recapitalization, reorganization, joint venture, sales of assets or some combination thereof, and/or (4) obtaining debtor-in-possession financing ("DIP Financing") in the event of Chapter 11 filings. Gordian also assisted the Debtors in evaluation and formulation of business models and structures, determinations of debt capacity and valuations and development and implementation of restructuring plan alternatives. In addition, the Company continued its exploration of the market by entering into discussions with numerous strategic partners about disposal and/or leveraging of assets, as well as joint venture possibilities with a wide range of potential partners.

Into the Spring of 2003, the Debtors engaged in negotiations and discussions with various strategic partners such as private equity funds and distressed debt/equity investors regarding the potential for entering into one or more financial transactions that would resolve the Company's financial problems. The marketing of the Trinidad Interest continued. The Company also engaged in discussions with holders of the Senior Notes regarding its financial condition and potential restructuring possibilities. Simultaneously, the Debtors began evaluating their potential need for and exploring sources of DIP Financing from Harris Bank and from other lenders.

After thoroughly exploring all possible alternatives, the Debtors determined that reorganization under Chapter 11 provided a forum and the best available means for effectively implementing the capital restructuring that was necessary to rehabilitate the Company. Moreover, reorganization under Chapter 11 would afford essential protection and relief from a certain liquidity crisis and default under the Harris Facility. Further, because the Debtors did not believe that they would be able to implement the necessary restructuring on terms that would be satisfactory to Harris, notwithstanding the defaults under the Harris Facility, or to the holders of the Senior Notes, and because the Company would be unable to make the semi-annual coupon payment of $7 million under the Senior Note Indenture due on May, 15, 2003, the Debtors filed their respective voluntary petitions with the Bankruptcy Court on May 15, 2003 ("Petition Date"). The Debtors believed that reorganization under Chapter 11 of the Company would best preserve the enterprise while the Company's financial restructuring could be implemented and likewise best serve the interests of creditors, employees, equity interest holders and the communities in which the Debtors operate.

3.2.   Significant Events In Case.

3.2.1.   DIP Loan and Use of Cash Collateral.

Prior to the Petition Date, the Debtors negotiated extensively and reached agreement with Harris to provide the Debtors with DIP Financing and the use of Cash Collateral of the Pre-Petition Lenders. The Debtors executed a Post-Petition Credit Agreement (as amended, the "Post-Petition Credit Agreement" or "DIP Credit Facility") with the lenders party thereto (the "DIP Lenders"), which included Harris Bank as both lender and as Agent. The DIP Credit Facility provided the Debtors with borrowing availability of up to $37.5 million, subject to a budget (the "DIP Budget"), and provided them with letter of credit availability of up to $10 million of that amount. The DIP Lenders were granted super-priority liens and security interests on substantially all assets of the Debtors.

The Debtors also reached agreement with the lenders under the Pre-Petition Credit Facility (the "Pre-Petition Lenders") for continued use of Cash Collateral and entered into a Standstill Agreement memorializing this agreement. The Standstill Agreement generally provided that the Debtors were authorized to use Cash Collateral in accordance with the DIP Budget so long as there was no default under the Post-Petition Credit Agreement, and the Pre-Petition Lenders agreed not to pursue enforcement of the MCHI Guaranty.

Upon motion of the Debtors seeking approval of the Post-Petition Credit Agreement and the Standstill Agreement, filed on the Petition Date as one of several "First Day Motions," the Court entered an *interim* order on May 16, 2003 (the "*Interim* Financing Order") granting the motion pending final hearing, which was initially scheduled to take place on June 11, 2003. However, prior to the final hearing, natural gas prices continued to rise well beyond the prices on which the Debtors' DIP Budget was based. Together with the residual effect of poor Spring agricultural sales due largely to wet weather, the Debtors were forced to continue the final hearing and postpone entry of a final order approving the Post-Petition Credit Agreement and the Standstill Agreement (the "Final Financing Order") because the Debtors were already facing possible default thereunder. The Debtors and Harris Bank agreed to continue the final hearing several times so that the terms of the DIP Financing could be modified to conform to the uncertainty of the Debtors' business environment.

The Debtors and the DIP Lenders reached agreement on a First Amendment to Post-Petition Credit Agreement (the "First Amendment") and sought approval thereof from the Bankruptcy Court. The Committee objected to the First Amendment as containing terms and conditions that were not in the best interests of the estates, and the Court sustained the Committee objection and did not approve the First Amendment. Subsequently, on October 2, 2003, the Bankruptcy Court entered the Final Financing Order approving the Post-Petition Credit Agreement, as modified by a Revised First Amendment thereto, and the Standstill Agreement. The DIP Credit Facility as finally approved provided the Debtors with borrowing availability of up to $32.5 million and letter of credit availability of up to $10 million of that amount. Also, the Debtors were required thereunder to consummate both an "Ammonia Liquidity Event" and a "Potash Liquidity Event" by dates certain, both of which are more fully discussed in Sections 3.2.5. and 3.2.7., below.

The Debtors continue to use Cash Collateral and, as needed, available credit under the DIP Credit Facility, which as of April 15, 2004 is limited by its terms to a maximum availability to $22.5 million and has no letter of credit availability. As of April 15, 2004, the Debtors have no outstanding balance owing thereunder. The term of the DIP Credit Facility presently runs through June 30, 2004.

3.2.2. Retention of Employees.

On the Petition Date, the Debtors employed approximately 1100 employees in their operations, and the Bankruptcy Court authorized the Debtors to pay all outstanding wages, compensation, withholdings and benefits earned by employees prior to the Petition Date. The Court also authorized the continuation of certain employee benefits, such as insurance and 401k retirement programs. The Debtors have made all such payments of compensation and benefits to their employees. The Debtors also obtained orders authorizing their continued ability to serve as self-insured employers in New Mexico, Louisiana and Mississippi for purposes of providing and administering workers compensation claims of their employees.

3.2.2.1. Reductions in Force.

Since the Petition Date, the number of employees has been reduced to approximately 530, which includes the reduction in work force of 427 employees due to the sale of the Potash Assets as described in Section 3.2.7., below. Additional reductions in force resulted in 82 employees being terminated at the Company's Yazoo City and Pascagoula plants. Effective May 23, 2004, a reduction in force affecting 72 employees will take place at the Donaldsonville, Louisiana plant resulting from the closure of facilities there as described in Section 3.2.3.3., below.

The Company has reduced its corporate staff by approximately 55% over the past 3 years, including post-petition reductions. These reductions have significantly reduced selling and marketing and general and administrative expenses.

3.2.2.2. Implementation of Severance and Retention Plans.

As part of the Revised First Amendment to the Post-Petition Credit Agreement, the Bankruptcy Court approved the following: a Key Employee Retention Plan, a Key Employee Severance Plan and a All Employee Supplemental Unemployment Benefit Plan.

The Key Employee Retention Plan ("KERP") provides bonus incentives to those employees identified as "Key Employees" thereunder who remained with the Company through the reorganization process. Under the KERP, employees are divided into two tiers and are provided payments based on between 50-75% of base salary and payable in milestone payments.

The Key Employee Severance Plan ("KESP") was implemented to replace the pre-petition employment agreements between the Company and 23 "Key Employees". This plan provides continued salary and benefits for a "rolling" nine month period following either constructive termination or termination without cause until either plan confirmation or a substantially complete liquidation.

The All Employee Supplemental Unemployment Benefit Plan (the "SUB Plan") is a modification of the similar plan in existence pre-petition and includes all full time employees of the Company except the 23 Key Employees under the KESP. Employees under the SUB Plan are entitled to receive one half of their wages or salary at termination and Company-paid medical and dental insurance for a graduated period of between 2.5 and 26 weeks, depending on years of service.

3.2.2.3. Significant Management Changes.

Charles O. Dunn, President and Chief Executive Officer of the Company since 1993, resigned from both positions effective March 1, 2004. In connection with his resignation, the Bankruptcy Court approved an amendment to the KERP and KESP, and Mr. Dunn will remain available for consultation and advice to the Company. The Company named Coley L. Bailey, Chairman of the Board of Directors of the Company since 1988, as the new Chief Executive Officer.

On December 1, 2003, Larry Holley became Senior Vice President of Operations and Chief Operating Officer, which places him in charge of all operational aspects of the Company.

3.2.3. Business Operations.

After the Petition Date, the Debtors continued to operate their fertilizer production and distribution businesses in the usual and customary fashion, except for the shutdowns discussed below. The Debtors have remained current with all obligations incurred from post-petition operations.

At the request of the Committee, the Debtors employed Glass & Associates, Inc. ("Glass") as operational restructuring advisors to the Company, its Board of Directors and senior management. Glass's employment was approved on August 27, 2003, and since that date Glass has actively participated in advising and formulating strategic decisions with the Debtors.

3.2.3.1. Temporary Shutdowns.

As a result of increasingly difficult conditions that arose and existed shortly after the Petition Date, *see* Section 3.2.1., the Debtors were forced to take drastic measures to accumulate and conserve all available working capital, especially given the uncertainty of available DIP Financing on a permanent basis.

On June 20, 2003, the Debtors ceased mining and production of potash in Carlsbad, New Mexico and furloughed 378 employees in an effort to reduce operating costs. The remaining employees liquidated excess inventories to generate cash.

At about the same time, beginning June 18, 2003, the Debtors idled anhydrous ammonia production at Yazoo City, Mississippi for similar reasons, while parts of the plant remained in operation. At the time, natural gas prices remained high, and the seasonal agricultural demand for fertilizer had largely ended leaving inventories higher than usual. This resulted in conditions under which further production by the Debtors would yield negative profits, therefore the Yazoo

City plant was partially shut down and 132 employees were furloughed.[4]

3.2.3.2.   Restarts.

The Potash shutdown proved successful in promptly liquidating inventory and generating much-needed cash, and the shutdown lasted only a few weeks. On July 21, 2003, the West Mine was restarted. On October 3 and October 7, 2003, the East Mine and plant were restarted, resulting in all furloughed employees returning and mining and production resuming in full. Mining and production at the Potash facilities continued at full capacity up to March 1, 2004, the effective date of closing of the "Potash Liquidity Event" described in Section 3.2.7., below.

The Yazoo City shutdown continued until September 24, 2003, and likewise served to achieve the stated goals of cost reduction and preservation of working capital. As Fall approached, the Debtors desired to resume full operational capacity at Yazoo City in order to begin production in time to ensure that fertilizer would reach customers for the Spring 2004 season. Consequently, coinciding with final approval of the DIP Credit Facility, the Debtors were able to resume full operations and recall all furloughed employees.

3.2.3.3.   Permanent Closures in Donaldsonville.

On March 24, 2004, the Company announced its permanent closure of the No. 1 ammonia plant, its remaining urea operations and its Melamine operations in Donaldsonville, Louisiana, resulting from difficulty securing a stable customer base and gas price volatility causing an unstable ammonia market. As a result, 72 employees will be terminated effective May 23, 2004.

3.2.4. Unsecured Creditors Committee.

On June 3, 2003, the United States Trustee appointed an Official Committee of Unsecured Creditors (the "Committee") under § 1102 of the Bankruptcy Code. The Committee represents the interests of the Debtors' unsecured creditors, including the holders of the Senior Notes. Since the Committee's formation, the Debtors have consulted with the Committee and its professionals regarding various matters concerning administration of the estates, strategic initiatives undertaken during the pendency of the Cases and formulation of the Plan.

The members of the Committee as originally constituted were the following persons:

Greg J. Sekata	Richard Paige	Bernard M. Casey
Conseco Capital Management	Perry Capital LLC	Integrity Life Insurance
11825 N. Pennsylvania Street	599 Lexington Avenue	420 East Fourth Street
Carmel, IN 46032	New York, NY 10022	Cincinnati, OH 45202

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[4]   Approximately 106 employees remained employed at the Yazoo City plan during the furlough. The Debtors continued to produce N_2O_4 under its contract with the USDOD as well as ammonium nitrate.

The Committee retained the following legal counsel:

Thomas L. Kent	Craig M. Geno
Orrick, Herrington & Sutcliffe LLP	Harris & Geno, PLLC
666 Fifth Avenue	P.O. Box 3380
New York, NY 10103	Ridgeland, MS 39157

The Committee retained Mark M. Rubin and Chanin Capital Partners, LLC as financial advisors. Also, HSBC Bank USA, the indenture trustee under the Senior Note Indenture, was appointed as an *ex officio* member of the Committee.

3.2.5. **Ammonia Liquidity Event.**

The Debtors were required under the Post-Petition Credit Agreement to consummate an "Ammonia Liquidity Event" that would generate cash proceeds to be applied to reduce the secured claims of the Pre-Petition and DIP Lenders. The Debtors actively sought strategic partners and potential buyers interested in some form of financial transaction that would satisfy the Ammonia Liquidity Event.

The Debtors determined that, under the time parameters required of them under the Post-Petition Credit Agreement, the only viable means for timely consummating an Ammonia Liquidity Event was to sell the Trinidad Interest. The Debtors entered into a Stock and Asset Purchase Agreement with Koch Nitrogen Company ("Koch") pursuant to which Koch would serve as a stalking horse purchaser of the Company's equity interest in MCHI and various contracts related thereto. The Debtors filed a motion on October 10, 2003 to approve the sale, together with assumption and assignment of contracts, and for approval of an auction process designed to solicit higher and better offers. The proposed sale to Koch was expected to yield cash proceeds of approximately $90 million, and Koch would be entitled to a break up fee of approximately $3.8 million if it were not the ultimate purchaser at the auction. The Bankruptcy Court approved the auction and bid procedures, but the Debtors received no additional offers and no auction was held.

During the time the proposed sale to Koch was being negotiated and the motion for approval thereof was pending, the Committee initiated discussions with a private equity fund called Delaware Street Capital, LP (collectively with its affiliates, "DSC") in hopes of formulating an alternate means to satisfy the Ammonia Liquidity Event while retaining the Trinidad Interest based on the belief that the reorganized Company would be a more viable company with the Trinidad Interest than without it. Due to the Committee's efforts, DSC, along with DDJ Capital Management, LLC ("DDJ", and together with DSC and other participating lenders, the "Investors"), agreed to provide additional DIP Financing in the amount of $96.7 ("Supplemental DIP Financing") to (1) provide proceeds sufficient to satisfy the Ammonia Liquidity Event, (2) pay the Koch break up fee, and (3) pay fees and expenses associated with obtaining the additional DIP Financing.

The Debtors, agreeing with the view of the Committee and likewise desiring to retain the Trinidad Interest, filed a motion for approval of a Supplemental Post-Petition Credit Agreement (together with all related documents, instruments and agreements, the "Supplemental Post-

Petition Credit Agreement" or "Supplemental DIP Credit Facility") among MCC, the Investors and DSC Chemicals, L.P., individually and as Supplemental DIP Collateral Agent, and the motion was granted by the Bankruptcy Court upon entry of the Final Order Granting Emergency Motion for Approval of Supplemental Debtor-in-Possession Financing, as Amended and Supplemented entered by the Bankruptcy Court on December 19, 2003 (the "Supplemental Financing Order") after terms of approval were agreed to by the Debtors, the Committee and Harris. Due to approval of the Supplemental DIP Credit Facility, the motion for sale of the Trinidad Interest was withdrawn, and Koch was paid the Break Up Fee from the proceeds of the Supplemental DIP Credit Facility.

3.2.6. DSC/DDJ Purchase of Harris Bank Group Secured Credit Facilities.

As part of the agreed approval of the Supplemental Post-Petition Credit Agreement and the transactions contemplated thereby, the Investors agreed in the Supplemental Financing Order to purchase both the Pre-Petition Credit Facility and the DIP Credit Facility (the "Investor Cash Out"). In accordance with the terms of the Supplemental Financing Order for effecting the Investor Cash Out, the Investor Cash Out was completed on January 26, 2004, and the Pre-Petition Lenders and the DIP Lenders were paid in full on their claims, plus all interest, costs and fees.[5]

3.2.7. Potash Liquidity Event.

The Post-Petition Credit Agreement also required that the Debtors effect a "Potash Liquidity Event" which, like the Ammonia Liquidity Event, would generate proceeds to reduce obligations owed to the Pre-Petition and DIP Lenders. After marketing Potash and Eddy to parties with potential interest in either a stock sale, asset sale, equity investment or other type of transaction, the Debtors entered into an Asset Purchase Agreement with Intrepid Mining NM LLC and HB Potash LLC for purchase of substantially all of the assets of Potash and Eddy and to take assignment of leases and contracts related thereto. Intrepid Mining NM LLC and HB Potash LLC would serve as a stalking horse purchaser thereunder and would be entitled to a break up fee in the event that they were not the ultimate purchaser. The Debtors filed a motion on December 1, 2003 for approval of the sale of the Potash Assets and for approval of an auction procedure designed to obtain higher and better offers. The Bankruptcy Court approved the auction and bid procedures, but no additional offers were received by the Debtors and no auction was held.

Consequently, a Final Order approving the sale to Intrepid Mining NM LLC and HB Potash LLC was entered on February 12, 2004, and the sale was subsequently closed on March 1, 2004 for a preliminary closing price of approximately $27.4 million, subject to post-closing adjustments.

3.2.8. Agreement with MDEQ on MPC Environmental Liability.

In the operation of its plant in Pascagoula, MPC creates phosphogypsum as a by-product of production of phosphoric acid. To dispose of the phosphogypsum, MPC maintains two

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[5]   With the exception of one Lender, all Lenders under the Pre-Petition Credit Facility and the Post-Petition Credit Facility accepted the Investor Cash Out offer and were paid their secured claims in full.

"stacks" into which the phosphogypsum is deposited. Although phosphogypsum is classified as a non-hazardous material, the Mississippi Department of Environmental Quality ("MDEQ") has directed MPC to address the closure of these stacks to abate and prevent ongoing environmental contamination.

The oldest stack is known as the "West Stack", into which both MPC and MCC, in its prior operation of the Pascagoula facility, deposited phosphogypsum. The West Stack is governed by requirements found in Agreed Order 4275-01 between the Mississippi Commission on Environmental Quality and MPC (the "West Stack Agreed Order"). The West Stack Agreed Order requires MPC to execute and fund the closure plan described therein, which is estimated by the Debtors to be completed by June 2005. MPC will fund from operating revenue such closure costs associated with the West Stack and will continue to perform its obligations under the West Stack Agreed Order through and after the Effective Date.

The second and newer stack is known as the "East Stack" and is governed by the requirements contained in Solid Waste Management Permit No. SW300040452 (the "Solid Waste Permit") issued to MPC by MDEQ. The Solid Waste Permit is conditioned on a requirement that MPC provide "financial assurance" for payment of the closure costs of the East Stack. The initial form of financial assurance provided was a guaranty from MCC (the "East Stack Guaranty"). In July 2001, MPC was informed by MDEQ that a substituted form of financial assurance would be required due to its concerns over MCC's financial ability to satisfy its obligations under the East Stack Guaranty. Accordingly, MPC proposed to MDEQ to establish a trust fund for the closure costs to be funded from its operations. MPC and MDEQ entered into a letter agreement dated March 1, 2004 regarding approval of the trust fund as the financial assurance to be provided under the Solid Waste Permit, and an Agreed Order was entered by the Mississippi Commission on Environmental Quality on the same date (the "East Stack Agreed Order") approving the trust fund mechanism as the financial assurance to be provided by MPC through and after the Effective Date. The East Stack Guaranty formerly serving as the financial assurance mechanism under the Solid Waste Permit was cancelled and released by the East Stack Agreed Order.

3.2.9. **Proof of Claim Bar Date.**

Pursuant to the Notice issued by the Clerk of the Bankruptcy Court in this Case on July 9, 2003, the last day on which Proofs of Claim were permitted to be filed was September 26, 2003 (the "Bar Date"), except that governmental entities were permitted until November 11, 2003 (the "Government Bar Date", and together with the Bar Date, the "Bar Dates") to file Proofs of Claim. The aforementioned Notice directed that Proofs of Claim were to be filed with the Debtors' Noticing, Claims and Balloting Agent, Bankruptcy Management Corporation ("BMC"). In accordance with Bankruptcy Code § 1111(a), a creditor whose claim is listed on the Debtors' Schedules of Liabilities filed in this Case as undisputed, liquidated and not contingent is deemed to have filed a Proof of Claim for that amount.

All Claims for which a Proof of Claim has been filed or which are listed on the Debtors' Schedule of Liabilities have not yet been "Allowed" and are subject to the provisions of Article 7 of the Plan for the resolution of Disputed Claims and objections to Proofs of Claim.

3.2.9.1. First Omnibus Objection to Claims.

BMC has received the Proofs of Claim filed in this Case and has assisted the Company with review and reconciliation of such Claims with the Company's books and records. The Debtors will file prior to confirmation their First Omnibus Objection to Claims wherein objections will be made to the following categories of Claims:

1. Claims to Reclassify;
2. Increase and Allow;
3. Amended Claims;
4. Duplicate Claims;
5. No Supporting Documentation;
6. No Liability;
7. Late Filed Claims; and
8. Paid Claims.

3.2.9.2. Further Objections to Claims.

Unless otherwise provided in the Plan or Confirmation Order, the Debtors shall have the sole right to object to and to contest the allowance of any Claims filed in the Case and to file any motions/complaints pursuant to Bankruptcy Code § 505 or otherwise. The Debtors shall file such pleadings according to the process contained in Article 7 of the Plan. The Debtors dispute all Tort Claims, and no distributions under the Plan shall be made on account of any Tort Claim unless and until such Claim is liquidated and becomes an Allowed Claim. On and after the Effective Date, the Debtors shall have the authority to compromise, settle, otherwise resolve, or withdraw any objections to Claims without approval of the Bankruptcy Court.

3.2.10. Exclusivity Period.

Pursuant to § 1121 of the Bankruptcy Code, (a) only the Debtors may file a plan of reorganization during the 120-day period following the Petition Date (the "Exclusive Filing Period"); and (b) if the Debtors file a plan of reorganization during the Exclusivity Filing Period, only the Debtors may solicit acceptances of such plan of reorganization and no other party may file a competing plan of reorganization during the 180-day period following the Petition Date (the "Exclusive Solicitation Period"). On request of a party in interest, the Bankruptcy Court, for cause, may increase the Exclusive Filing Period and/or the Exclusive Solicitation Period. By virtue of extensions approved by the Bankruptcy Court on October 10, 2003, January 5, 2004 and March 29, 2004, the Debtors' Exclusive Filing Period was extended through April 15, 2004. The Exclusive Solicitation Period currently in effect extends through June 14, 2004.

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ARTICLE 4.
SUMMARY OF DEBTORS' JOINT PLAN OF REORGANIZATION

4.1. Introduction.

The following summary and the other descriptions in the Disclosure Statement are qualified in their entirety by reference to the provisions of the Plan and its exhibits, a copy of which is annexed hereto as Exhibit 1. It is urged that each holder of a Claim or Equity Interest carefully review the terms of the Plan. In the event of any inconsistency between the provisions of the Plan and the summary contained herein, the terms of the Plan shall govern.

In general, a Chapter 11 plan of reorganization (i) divides claims and equity interests into separate classes, (ii) specifies the property that each class is to receive under the plan and (iii) contains other provisions necessary to the reorganization of the debtor. Under the Bankruptcy Code, "claims" and "equity interests" are classified, rather than classification as "creditors" and "shareholders", because such entities may hold claims or equity interests in more than one class. For purposes of this Disclosure Statement, the term "holder" refers to the holder of a Claim or Interest, respectively, in a particular Class under the Plan.

A Chapter 11 plan may specify that certain classes of claims or equity interests are either to be paid in full when the plan becomes effective or are to remain unchanged by the reorganization effectuated by the plan. Such classes are referred to as "unimpaired," and because of such favorable treatment, the holders in such classes are deemed to accept the plan and are not entitled to vote. Accordingly, it is not necessary to solicit votes from the holders of claims or equity interests in such classes. A Chapter 11 plan also may specify that certain classes will not receive any distribution of property or retain any claim against a debtor. Such classes are deemed not to accept the plan and, therefore, need not be solicited to vote to accept or reject the plan.

4.2. Classification and Treatment of Claims and Interests.

4.2.1. Administrative Expense Claims.

Administrative Expense Claims are the costs or expenses of administration of the Debtors' Chapter 11 Cases incurred prior to the Effective Date and Allowed under §§ 503(b) and 507(a)(1) of the Bankruptcy Code, including (a) any actual and necessary costs and expenses of preserving the Debtors' estates or operating the Debtors' businesses; (b) indebtedness or obligations incurred or assumed by the Debtors during the Chapter 11 Cases in connection with the conduct of business; (c) allowances of compensation and reimbursement of expenses to the extent Allowed by Final Orders under §§ 330 or 503(b) of the Bankruptcy Code; and (d) fees or charges assessed against the Debtors' estates under 28 U.S.C. § 1930.

Section 503(b) of the Bankruptcy Code provides for compensation for services rendered and reimbursement for expenses incurred by the court-approved professionals representing the Debtors and the Committee pursuant to §§ 330 or 331 of the Bankruptcy Code. The total number and dollar amount of Administrative Expense Claims as of the Effective Date is not yet known with certainty, but the Debtors presently estimate that there will be Allowed

Administrative Expense Claims (comprised largely of professional fees and expenses through the Effective Date) in the aggregate amount of $4,000,000. In accordance with Article 2 of the Plan, all Allowed Administrative Expense Claims will be paid in full in Cash on the Effective Date of the Plan.

4.2.2. Classification.

The Plan divides the Claims against, and the Interests in, the Debtors into the following Classes:

Class	Claims/Interests	Status	Voting Rights
Class 1	Allowed Wage Priority Claims	Unimpaired	Not entitled to vote
Class 2	Allowed Employee Benefit Plan Priority Claims	Unimpaired	Not entitled to vote
Class 3	Allowed Tax Priority Claims	Unimpaired	Not entitled to vote
Class 4	Allowed Other Priority Claims	Unimpaired	Not entitled to vote
Class 5	Allowed SDIP Claims	Impaired	Entitled to vote
Class 6	Allowed Investor Secured Claims	Impaired	Entitled to vote
Class 7	Allowed Other Secured Claims	Impaired	Entitled to vote
Class 8	Allowed Intercompany Claims	Impaired	Entitled to vote
Class 9	Allowed Convenience Unsecured Claims	Unimpaired	Not entitled to vote
Class 10	Allowed Bonds Unsecured Claims	Impaired	Entitled to vote
Class 11	Allowed Potash/Eddy Unsecured Claims	Impaired	Entitled to vote
Class 12	Allowed Other General Unsecured Claims	Impaired	Entitled to vote
Class 13	Allowed Tort Claims	Impaired	Entitled to vote
Class 14	Allowed Potash/Eddy Interests	Impaired	Entitled to vote
Class 15	Allowed Subsidiary Interests	Impaired	Entitled to vote
Class 16	Allowed Old Equity Interests	Impaired	Entitled to vote

4.2.3. Treatment.

♦ **CLASS 1 (Allowed Wage Priority Claims) – Unimpaired.**

Wage Priority Claims are any Claims against the Debtors entitled to priority treatment under Bankruptcy Code § 507(a)(3), but only to the extent entitled to such priority.

The Debtors will pay to each holder of a Class 1 Claim Cash equal to the amount of the holder's Allowed Class 1 Claim on the later of the Effective Date or the date on which the certain Class 1 Claim becomes an Allowed Claim.

The Debtors presently believe that there will be various Allowed Class 1 Claims in the aggregate amount of approximately $94,249.

♦ **CLASS 2 (Allowed Employee Benefit Plan Priority Claims) – Unimpaired.**

Employee Benefit Plan Priority Claims are any Claims against the Debtors entitled to priority treatment under Bankruptcy Code § 507(a)(4), but only to the extent entitled to such priority.

The Debtors will pay to each holder of a Class 3 Claim Cash equal to the amount of the holder's Allowed Class 2 Claim on the later of the Effective Date or the date on which the certain Class 2 Claim becomes an Allowed Claim.

The Debtors presently believe that there will be no Allowed Class 2 Claims.

♦ **CLASS 3 (Allowed Tax Priority Claims) – Unimpaired.**

Tax Priority Claims are any Claims against the Debtors entitled to priority treatment under Bankruptcy Code § 507(a)(8), but only to the extent entitled to such priority.

The Debtors will pay to each holder of a Class 3 Claim Cash equal to the amount of the holder's Allowed Class 3 Claim on the later of the Effective Date or the date on which the certain Class 3 Claim becomes an Allowed Claim.

The Debtors presently believe that there will be one Allowed Class 3 Claim in the amount of approximately $150,000.

♦ **CLASS 4 (Allowed Other Priority Claims) – Unimpaired.**

Other Priority Claims are any unsecured Claims against the Debtors entitled to priority treatment under Bankruptcy Code § 507(a) other than an Administrative Expense Claim, an Employee Benefit Plan Priority Claim, a Tax Priority Claim, or a Wage Priority Claim, but only to the extent entitled to such priority.

The Debtors will pay to each holder of a Class 4 Claim Cash equal to the amount of the holder's Allowed Class 4 Claim on the later of the Effective Date or the date on which the certain Class 4 Claim becomes an Allowed Claim.

The Debtors presently believe that there will be various Allowed Class 4 Claims in the aggregate amount of approximately $3,658.

♦ **CLASS 5 (Allowed SDIP Claims) – Impaired.**

SDIP Claims are secured Claims against any Debtor that is based on or arises out of (i) the Supplemental DIP Credit Facility or any documents or agreements executed in connection therewith or (ii) the Supplemental Financing Order and the Order Authorizing Amendment to Supplemental Post-Petition Credit Agreement and Supplemental Financing Order Entered December 19, 2003 entered by the Bankruptcy Court on March 2, 2003.

On the Effective Date or the date on which the certain Class 5 Claim becomes an Allowed Claim, each holder of a Class 5 Claim receive an interest equivalent to its *pro rata* share of the aggregate amount of Allowed Class 5 and Allowed Class 6 Claims in the following:

A. The Old MissChem Flow-Through Note in the original principal amount of $70,000,000 and with such other terms as are reflected on the form Old MissChem Flow-Through Note found in the Plan Supplement and sixty percent (60%) of the Old MissChem Common Stock issued and outstanding in accordance with the Plan. The Old MissChem Flow-Through Note will be secured by Liens and other collateral security in favor of the holder of each Class 5 Claim and Class 6 Claim under the Old MissChem Flow-Through Note Security Documents, the forms of which are included in the Plan Supplement and contain the terms thereof;

B. The New MissChem Mezzanine Note in the original principal amount of $64,400,000 and containing such other terms as are reflected on the form New MissChem Mezzanine Note found in the Plan Supplement, *less* the aggregate amount of any Cash payments made to the holders of Class 5 and Class 6 Claims in excess of those amounts paid in accordance with Section 5.5(iii) of the Plan. The New MissChem Mezzanine Note will be secured by the Liens and other collateral security in favor of the holder of each Class 5 Claim and Class 6 Claim under the New MissChem Mezzanine Note Security Documents, the forms of which are included in the Plan Supplement and contain the terms thereof;

C. Cash in the principal amount equal to the aggregate Allowed Class 5 and Class 6 Claims *less* the original principal amounts of the Old MissChem Flow-Through Note and the New MissChem Mezzanine Note.

The issuance and delivery of the Old MissChem Common Stock; the execution and delivery of the Old MissChem Flow-Through Note, the Old MissChem Flow-Through Note Security Documents, the New MissChem Mezzanine Note and the New MissChem Mezzanine Note Security Documents; and the payment of Cash, all as set forth above and in Sections 5.5., 5.6. of the Plan, will cancel, extinguish and discharge in full all rights existing under such Class 5 and Class 6 Claims and shall replace and be in exchange therefor.

The Investors assert that the aggregate amount of Class 5 and Class 6 Claims will be, as

of the Effective Date, approximately $160,063,636, inclusive of all interest, costs and fees to which such holders of Claims in Classes 5 and 6 are allowed under § 506 of the Bankruptcy Code and otherwise.

♦ **CLASS 6 (Allowed Investor Secured Claims) – Impaired.**

Investor Secured Claims are secured Claims against any Debtor that is based on or arises out of (i) the Pre-Petition Credit Facility or any documents or agreements executed in connection therewith, (ii) the DIP Credit Facility, as modified or amended, or (iii) the Final Financing Order.

On the Effective Date or the date on which the certain Class 6 Claim becomes an Allowed Claim, each holder of a Class 6 Claim receive an interest equivalent to its *pro rata* share of the aggregate amount of Allowed Class 5 and Allowed Class 6 Claims in the following:

A. The Old MissChem Flow-Through Note in the original principal amount of $70,000,000 and with such other terms as are reflected on the form Old MissChem Flow-Through Note found in the Plan Supplement and sixty percent (60%) of the Old MissChem Common Stock issued and outstanding in accordance with the Plan. The Old MissChem Flow-Through Note will be secured by Liens and other collateral security in favor of the holder of each Class 5 Claim and Class 6 Claim under the Old MissChem Flow-Through Note Security Documents, the forms of which are included in the Plan Supplement and contain the terms thereof;

B. The New MissChem Mezzanine Note in the original principal amount of $64,400,000 and containing such other terms as are reflected on the form New MissChem Mezzanine Note found in the Plan Supplement, *less* the aggregate amount of any Cash payments made to the holders of Class 5 and Class 6 Claims in excess of those amounts paid in accordance with Section 5.5(iii) of the Plan. The New MissChem Mezzanine Note will be secured by the Liens and other collateral security in favor of the holder of each Class 5 Claim and Class 6 Claim under the New MissChem Mezzanine Note Security Documents, the forms of which are included in the Plan Supplement and contain the terms thereof;

C. Cash in the principal amount equal to the aggregate Allowed Class 5 and Class 6 Claims *less* the original principal amounts of the Old MissChem Flow-Through Note and the New MissChem Mezzanine Note.

The issuance and delivery of the Old MissChem Common Stock, the execution and delivery of the Old MissChem Flow-Through Note, the Old MissChem Flow-Through Note Security Documents, the New MissChem Mezzanine Note, the New MissChem Mezzanine Note Security Documents and the payment of Cash as set forth above will cancel, extinguish and discharge in full all rights existing under such Class 5 and Class 6 Claims and shall replace and be in exchange therefor.

The Investors assert that the aggregate amount of Class 5 and Class 6 Claims will be, as of the Effective Date, approximately $160,063,636, inclusive of all interest, costs and fees to

which such holders of Claims in Classes 5 and 6 are allowed under § 506 of the Bankruptcy Code and otherwise.

♦ **CLASS 7 (Allowed Other Secured Claims) – Impaired.**

Other Secured Claims are Claims against the Debtors (i) other than Intercompany Claims, SDIP Claims or Investor Secured Claims (ii) that are secured by a Lien on property in which any Debtor has an interest or that is subject to setoff under Bankruptcy Code § 553 (iii) in such amounts as are such holders are entitled to under § 506 of the Bankruptcy Code.

On the later of the Effective Date or the date on which a certain Class 7 Claim becomes an Allowed Claim, (i) the Debtors shall cure any default that occurred under the Class 7 Claims before or after the Petition Date, other than a default of a kind specified in Bankruptcy Code § 365(b)(2); (ii) the respective maturity dates of each Class 7 Claim which existed before such default occurred shall be reinstated; and (iii) the Debtors shall compensate the respective holders of each Class 7 Claim in such way as shall be agreed between the Debtors and the respective holders, or determined by the Bankruptcy Court, appropriate to compensate such holders for any damages incurred as a result of any reasonable reliance by such holders on any contractual provision or applicable law that otherwise entitled such holder to demand or receive accelerated payment of such Class 7 Claim after the occurrence of a default. Any and all Liens held as security for an Allowed Class 7 Claim shall be retained and shall remain in effect, but shall be subject and subordinate in priority to the new Liens granted pursuant to the Plan and securing the New MissChem Revolver Loan, the New MissChem Term Loan, the Old MissChem Flow-Through Note, the New MissChem Mezzanine Note, and statutory Liens securing obligations of the Debtors and New MissChem which are not yet due and payable. The legal, equitable or contractual rights to which the holders of Class 7 Claims are entitled on account of such Class 7 Claims shall not otherwise be altered.

The Debtors presently believe that the aggregate amount of Allowed Class 7 Claims is $432,342.

♦ **CLASS 8 (Allowed Intercompany Claims) – Impaired.**

Any Claims between or among any of the Debtors or any Debtor and any non-debtor Affiliates.

On the Effective Date, holders of Class 8 Claims will setoff all amounts against amounts owed on Intercompany Claims, and the balance remaining, if any, together with all other rights existing under any Class 8 Claim shall be treated as contributed to or a return of capital between the affected Debtors and cancelled, extinguished and discharged, and the holder of each Class 8 Claim will receive no further property or distribution under the Plan on account of such Class 8 Claim.

♦ **CLASS 9 (Allowed Convenience Unsecured Claims) – Unimpaired.**

A Convenience Unsecured Claim is any General Unsecured Claim (Class 12) against any Debtors, except Potash and Eddy, that is (1) not an Administrative Claim, a Claim entitled to

priority treatment under Bankruptcy Code § 507(a) or an Intercompany Claim and is (2) either (a) allowed in an amount of $5000 or less or (b) allowed in an amount greater than $5000 but which is reduced to $5000 by election of the holder of such Claim.

Holders of General Unsecured Claims in an allowed amount greater than $5000 will be required to make the election to have their claim treated as a Class 9 Convenience Unsecured Claim on the Ballot accompanying this Disclosure Statement, if such holders desire to make such election to receive such treatment. IF NO ELECTION IS MADE ON THE BALLOT, THE HOLDER OF SUCH GENERAL UNSECURED CLAIM SHALL BE CONCLUSIVELY DEEMED TO HAVE DECLINED TO HAVE ITS CLAIM TREATED AS A CONVENIENCE UNSECURED CLAIM, AND ITS CLAIM SHALL REMAIN A GENERAL UNSECURED CLAIM.

On the later of the Effective Date or the date on which a Class 9 Claim becomes an Allowed Claim, or as soon thereafter as is practicable, each holder of a Class 9 Claim will be paid Cash in the amount equal to the amount of the holder's Class 9 Claim in full and complete satisfaction of such Allowed Class 9 Claim.

However, if the holders of Class 9 Claims do not accept the Plan by the requisite majorities set forth in § 1126 of the Bankruptcy Code, then all holders of Class 9 Claims shall be classified as holders of Other General Unsecured Claims under Class 12 and will receive the treatment ascribed such Class 12 Claims under the Plan. Furthermore, in such event, the election made by a holder of a Class 12 Claim to reduce the amount of its Allowed Claim to $5000 and receive treatment as a Class 9 Claim shall be null and void.

♦ **CLASS 10 (Allowed Bonds Unsecured Claims)** – **Impaired.**

Bonds Unsecured Claims are any Claim against any of the Debtors arising under the Senior Note Indenture or the IRBs.

On the later of the Effective Date or the date on which a Class 10 Claim becomes an Allowed Claim, or as soon thereafter as is practicable, each holder of a Class 10 Claim shall receive one (1) share of New MissChem Common Stock for each $15 of such holder's Class 10 Claim, rounded to the nearest $15. Issuance of such New MissChem Common Stock shall cancel, extinguish and discharge in full all rights existing under such Class 10 Claim and shall replace and be in exchange therefor.

♦ **CLASS 11 (Allowed Potash/Eddy Unsecured Claims)** – **Impaired.**

Potash/Eddy Unsecured Claims are any unsecured Claims against Potash or Eddy that are not Administrative Claims, Claims entitled to priority treatment under Bankruptcy Code § 507(a) or Intercompany Claims, Convenience Unsecured Claims or Bonds Unsecured Claims.

The assets of Potash and Eddy that remain in their estates after closing of the Potash Liquidity Event described in Section 3.2.7 hereof will be sold pursuant to a public auction sale within sixty (60) days after the Effective Date. The only remaining assets of Potash and Eddy are non-essential, non-operating assets that were identified in the Asset Purchase Agreement with Intrepid Mining NM LLC and HB Potash LLC and schedules attached thereto as "Excluded

Assets". The Potash-Debtors will conduct this public auction on terms deemed by them, in their sole discretion, to be reasonable and appropriate, and the assets will be sold to the highest and best bidder(s) as determined by the Potash-Debtors. Thereafter, on the later of twenty (20) days after receipt by the Potash-Debtors of the sale proceeds or the date on which the Class 11 Claim becomes an Allowed Claim, or as soon thereafter as is practicable, each Class 11 Claim will receive its *pro rata* share of the sale proceeds, net of sale expenses. Said *pro rata* payment shall cancel, extinguish and discharge in full all rights existing on account of such Class 11 Claim.

♦ **CLASS 12 (Allowed Other General Unsecured Claims) – Impaired.**

Other General Unsecured Claims are all other unsecured Claims against the Debtors that are not Administrative Claims, Claims entitled to priority treatment under Bankruptcy Code § 507(a) or Intercompany Claims, Convenience Unsecured Claims, Bonds Unsecured Claims or Potash/Eddy Unsecured Claims.

All holders of Allowed Class 12 Claims are entitled to select from either of two (2) forms by which such holder may receive, on the later of the Effective Date or the date on which the certain Class 12 Claim becomes an Allowed Claim, its distribution under the Plan (the "Class 12 Election"). All holders of Allowed Class 12 Claims will, based on their respective Class 12 Election, receive from the Debtors either: (i) Cash equal to the forty percent (40%) of the amount of the holder's Allowed Class 12 Claim (the "Class 12 Cash Election") or (ii) one (1) share of New MissChem Common Stock for each $15 of a holder's Claim amount, rounded to the nearest $15 (the "Class 12 Stock Election"). Such payment of Cash or issuance of New MissChem Common Stock will cancel, extinguish and discharge in full all rights existing under such Class 12 Claim and shall replace and be in exchange therefor.

Holders of Class 12 Claims will be required to chose either the Class 12 Cash Election or the Class 12 Stock Election on the Ballot accompanying this Disclosure Statement. IF NO ELECTION IS MADE ON THE BALLOT, THE HOLDER OF SUCH CLASS 12 CLAIM SHALL BE CONCLUSIVELY DEEMED TO HAVE ELECTED THE CLASS 12 CASH ELECTION. If the holders of Class 12 Claims do not accept the Plan by the requisite majorities provided in § 1126(c) of the Bankruptcy Code, then any Election made shall be null and void, and each holder of a Class 12 Claim shall receive from the Debtors one (1) share of New MissChem Common Stock for each $15 of a holder's Claim amount, rounded to the nearest $15

If any holder of a Class 12 Claim has any questions concerning the Ballot or the voting procedures with respect to the Class 12 Election, please contact:

> MISSISSIPPI CHEMICAL CORPORATION
> c/o Bankruptcy Management Corporation
> 1330 East Franklin Avenue
> El Segundo, CA 90245
> Telephone: (888) 909-0100
> http://www.bmccorp.net/misschem

♦ **CLASS 13 (Allowed Tort Claims) – Impaired.**

Tort Claims are any Claims against the Debtors arising out of a private or civil wrong or injury, other than a breach of contract.

The Debtors will pay to each holder of a Class 13 Claim Cash equal to forty per cent (40%) the amount of the holder's Allowed Class 13 Claim, as finally determined by a court of competent jurisdiction before which any Tort Claim is pending, on the later of the Effective Date or the date on which the certain Class 13 Claim becomes an Allowed Claim. Said 40% amount is exclusive of and shall constitute only amounts remaining after payment to any holder of a Class 13 Claim of proceeds payable under applicable insurance policies providing coverage for such Tort Claim.

All Tort Claims are Disputed Claims under the Plan. Furthermore, because all Tort Claims scheduled by the Debtors are listed as unliquidated and disputed, only those holders of Tort Claims which timely filed Proofs of Claim, in the event that such Claims become Allowed Claims, will be permitted to participate in any recovery under the Plan. All Tort Claims for which no Proof of Claim was timely filed are barred and will receive no property or distribution under the Plan and be discharged thereunder. *See* Section 3.2.9. hereof and Bankruptcy Rule 3003(c)(2).

♦ **CLASS 14 (Allowed Potash/Eddy Interests) – Impaired.**

Potash/Eddy Interests are the equity interests in Potash and Eddy, all of which consist of common stock held by MCC.

The Potash/Eddy Interests will be cancelled and extinguished on the Effective Date, and the holders of Class 14 Interests will receive no property or distribution under the Plan on account thereof.

♦ **CLASS 15 (Allowed Subsidiary Interests) – Impaired.**

The Subsidiary Interests consist of the equity interests held by MCC in all of the remaining Debtors, except Potash/Eddy Interests.

Each of the Subsidiary Interests shall remain in full force and effect under the Plan and shall continue in existence on and after the Effective Date.

♦ **CLASS 16 (Allowed Old Equity Interests) – Impaired.**

Old Equity Interests are Interests held in MCC but not including any Potash/Eddy Interests or any Subsidiary Interests.

On the Effective Date, all Old Equity Interests will be cancelled and extinguished. Each holder of a Class 16 Old Equity Interest will receive on the Effective Date, or as soon thereafter as is practicable, New MissChem Warrants in accordance with Sections 5.16 and 6.4.D. of the Plan. The New MissChem Warrants will consist of three (3) series of warrants dated as of the Effective Date: Series A Warrants which will entitle the holders thereof to purchase shares of

New MissChem Common Stock within a seven (7) year term aggregating approximately 5% of the fully diluted common stock of New MissChem at the strike price of $9.02, Series B Warrants which will entitle the holders thereof to purchase shares of New MissChem Common Stock within a seven (7) year term aggregating 15% of the fully diluted common stock of New MissChem at the strike price of $15.00, and Series C Warrants which will entitle the holders thereof to purchase shares of New MissChem Common Stock within a seven (7) year term aggregating 25% of the fully diluted common stock of New MissChem at the strike price of $18.75.

The New MissChem Series A Warrants have a strike price equal to the per share equity value of New MissChem Common Stock on the Effective Date as determined in the Valuation. *See* Section 5.2. hereof. The New MissChem Series B Warrants have a strike price, based on the same Valuation, equal to the fully diluted per share equity value of New MissChem Common Stock when the holders of the Class 10 Claims will have recovered 100% of the allowed amounts of their Claims due to the increase in the per share value. The New MissChem Series C Warrants have a strike price, based on the same Valuation, equal to the fully diluted per share equity value of New MissChem Common Stock when the holders of the Class 10 Claims will have recovered 125% of the allowed amounts of their Claims due to the increase in the per share value.

New MissChem will issue on the Effective Date 778,680 New MissChem Series A Warrants, which, if all are exercised, will result in the 5% dilution of the New MissChem Common Stock. The holders of Allowed Class 16 Interests will receive their *pro rata* share of the New MissChem Series A Warrants issued, such share being equal to number of shares of MCC common stock held by such holder on the Effective Date in proportion to the number of total outstanding shares of MCC common stock on the Effective Date.

Holders of Class 16 Interests will also receive their *pro rata* share of the 2,748,290 New MissChem Series B Warrants and the 6,107,300 New MissChem Series C Warrants issued by New MissChem on the Effective Date. The number of New MissChem Series B Warrants, if exercised, will result in the additional 15% dilution of the New MissChem Common Stock, assuming that all New MissChem Series A Warrants have been exercised. Likewise, the number of New MissChem Series C Warrants, if exercised, will result in the additional 25% dilution of the New MissChem Common Stock, assuming that all New MissChem Series A Warrants and New MissChem Series B Warrants have been exercised.

4.3.   Means For Implementation.

4.3.1. Vesting of Assets.

All assets of the Debtors and property of the estates in this Case, including causes of action and interests accruing to the Debtors under the Bankruptcy Code and all property of the Debtors in the possession, custody or control of another, will vest in the Debtors on the Effective Date, free and clear of all Liens and Claims except as otherwise provided in the Plan.

4.3.2. Continuation of Business and Operations.

On and after the Effective Date, the MCC-Debtors and New MissChem shall continue to

operate their businesses, maintain, improve or develop their properties and use or dispose of the assets vested in them under the Plan. They will use Cash from operations, loans from credit obtained pursuant to the Plan or otherwise and any future capital investments made in any Debtor to make any payments due under the Plan and to meet obligations incurred on or after the Effective Date.

The boards of directors shall assume responsibility for management and control of the operations and affairs of New MissChem and the Debtors, and the identity of their board members will be disclosed not later than ten (10) days prior to the Confirmation Hearing. The officers of each of the Debtors immediately prior to the Effective Date shall remain officers of the Debtors on and after the Effective Date until successors are duly elected. The officers of MCC immediately prior to the Effective Date shall be the initial officers of New MissChem on and after the Effective Date, with Coley L. Bailey continuing as the Chief Executive Officer, until successors are duly elected.

4.3.3. <u>Substantive Consolidation</u>.

Pursuant to Bankruptcy Code § 105(a), the Debtors intend to substantively consolidate the MCC-Debtors (not including Potash and Eddy) in the Confirmation Order on or as of the Effective Date. Substantive consolidation of the MCC-Debtors' estates means that the Bankruptcy Court will order that all assets and liabilities of each of the MCC-Debtors be treated as if merged into one estate. Further, the Debtors request that all Proofs of Claim filed and all debts scheduled in the Case of any of the MCC-Debtors be deemed to have been filed or scheduled in the substantively consolidated case. The Debtors seek such substantive consolidation pursuant to Section 6.2 of the Plan.

The Debtors also intend to substantively consolidate the Potash-Debtors pursuant to Section 6.2 of the Plan on the same terms and conditions as that sought by the MCC-Debtors.

4.3.4. <u>Corporate Restructuring</u>.

On or as of the Effective Date, the following corporate actions and transactions will be effected pursuant to and in order to carry out the provisions of the Plan:

A.　　New MissChem shall become incorporated as a Delaware corporation and shall be governed by the Certificate of Incorporation and Bylaws substantially similar to those contained in the Plan Supplement. The Debtors and the Committee shall agree upon the members who will constitute the Board of Directors thereof; provided, however, that if no such agreement is reached prior to the Effective Date, the Debtors will designate the board of directors until such time as successors can be duly elected.

B.　　Old MissChem shall amend its Articles of Incorporation, Bylaws and other corporate governance documents that are necessary to (i) change its corporate name as determined by the board of directors; (ii) reconstitute its board of directors to five (5) persons, three (3) of whom will be chosen by the Investors and two (2) of whom will be chosen by New MissChem; (iii) establish such other governance authorizations or limitations as the MCC-Debtors and the Investors

agree upon prior to the Effective Date, or by the Court if such agreement is not reached; and (iv) effect such other amendments as are necessary or appropriate to give effect to the Plan and Confirmation Order.

C.   Old MissChem shall transfer to New MissChem all Subsidiary Interests and all other property and assets of Old MissChem *except* the Trinidad Interest, the Offtake Agreement, the Shareholders' Agreement and any other contracts, agreements and rights held by Old MissChem relating to MCHI and PLNL.[6]

D.   New MissChem and Old MissChem will enter into and execute (i) the Management Services Agreement, (ii) the Offtake Pass-Through Agreement and (iii) the Offtake Shipping Pass-Through Agreement.

E.   New MissChem and the MCC-Debtors (excluding Old MissChem) will enter into and execute all of the necessary loan and security documents and agreements to obtain the New MissChem Revolver Loan and the New MissChem Term Loan.

4.4.   Implementation of Plan Provisions.

In order to implement the Plan's provisions, the following actions will take place at the following times:

A.   From the proceeds received from the New MissChem Revolver Loan and the New MissChem Term Loan and from Cash on hand, New MissChem and the MCC-Debtors will make all Cash payments under the Plan, at the times required under Articles 2 and 5 thereof, to the holders of Allowed Administrative Expense Claims and Allowed Claims in Classes 1, 2, 3, 4, 5, 6, 7, 9, 12 and 13.

B.   On or as of the Effective Date, New MissChem and the MCC-Debtors will enter into, execute and deliver the New MissChem Mezzanine Note and New MissChem Mezzanine Note Security Documents to the holders of Allowed Class 5 and 6 Claims.

C.   On or as of the Effective Date, New MissChem will (i) issue and deliver New MissChem Common Stock to the holders of Allowed Claims in Class 10 and those holders of Allowed Class 12 Claims making the Class 12 Stock Election; and (ii) adopt and enter into the Management Incentive Plan.

D.   New MissChem will issue and deliver the New MissChem Warrants to the holders of Allowed Class 16 Interests.

---

[6]   The Debtors cured all defaults under the Offtake Agreement pursuant to that certain Order Granting Approval of Letter Agreement Regarding Offtake Agreement entered on November 6, 2003. The Offtake Agreement and the Shareholders' Agreement, among other Executory Contracts, will be assumed pursuant to the Plan. *See* Section 4.5.1., below.

E.   The Old MissChem Flow-Through Note and Old MissChem Note Security Documents will be executed and delivered by Old MissChem to the holders of Allowed Class 5 and 6 Claims.

F.   Old MissChem will issue and deliver to New MissChem the Old MissChem Preferred Stock.

G.   Of the Old MissChem Common Stock issued and outstanding upon implementation of the provisions of the Plan, Old MissChem will issue and deliver (i) sixty percent (60%) of the issued and outstanding shares to the Investors and (ii) forty percent (40%) of the issued and outstanding shares to New MissChem.

H.   Within sixty (60) days after the Effective Date, or such other time as the Court may direct, the Potash-Debtors will conduct a public auction of all assets remaining in their estates, if any. Holders of Class 11 Claims will receive twenty (20) days notice of such sale at which all available assets will be sold for Cash to the highest and best bidder(s) as determined by the Debtors. Within twenty (20) days after receipt of the proceeds of the sale, the Potash-Debtors will disburse the net proceeds of the sale to the holders of Allowed Class 11 Claims in accordance with the Plan and in satisfaction of all payments to be made by them thereunder. After distribution of said proceeds, Potash and Eddy may be dissolved at the election of the Potash-Debtors.

I.   The Debtors and New MissChem will, on, as of or after the Effective Date, make all payments, execute all necessary documents and agreements and take all other actions provided for in the Plan and/or Confirmation Order.

J.   New MissChem will, as of the Effective Date, execute Employment Agreements with key senior management employees which provide terms similar to and no less favorable than those currently provided under existing agreements.

K.   The Company shall continue to make payments to retirees of any benefits to which they are entitled in accordance with § 1129(a)(13) of the Bankruptcy Code.

L.   The Company's Pension Plan shall remain in effect and will be unmodified and unaltered by any provision under the Plan.

4.5.   Other Provisions.

4.5.1.   Executory Contracts and Unexpired Leases.

The Debtors seek in the Plan Bankruptcy Court approval under § 365 of the Bankruptcy Code to reject each Executory Contract (which includes unexpired leases) that (i) has not been previously assumed by order of the Bankruptcy Court, (ii) is not the subject of a pending motion at that time to assume, or (iii) is not expressly assumed pursuant to the Plan. A Proof of Claim for damages resulting from the rejection of an Executory Contract pursuant to the Plan shall be filed as and within the time prescribed by the Plan or the Confirmation Order.

The Debtors also intend to continue in effect their prior assumption of those Executory Contracts expressly identified in Section 8.3 of the Plan. Additionally, the Debtors propose the assumption of certain Executory Contracts identified on Schedule G of each of the MCC-Debtors' Schedules filed in the Case, but only insofar and as prescribed by Section 8.4 of the Plan.

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ARTICLE 5.
FINANCIAL INFORMATION

5.1. **Financial Projections.**

The Debtors' management and advisors have, through the development of financial projections (the "Projections"), analyzed the ability of New MissChem to meet its obligations under the Plan while maintaining sufficient liquidity and capital resources to conduct its business. The Projections were also prepared to assist each holder of an Allowed Claim or Interest in voting Classes in determining whether to accept or reject the Plan.

The Projections are collectively found in Exhibit 3 and should be read in conjunction with the assumptions, qualifications and footnotes to tables containing the Projections set forth herein, the historical consolidated financial information (including the notes and schedules thereto) and the other information set forth in the Annual Report on Form 10-K for the fiscal year ended June 30, 2003 and Forms 10-Q for the fiscal quarters ended September 30, 2003 and December 31, 2003.[7] The Projections were prepared in good faith based upon assumptions believed to be reasonable and applied in a manner consistent with past practice. Most of the assumptions about the operations of the business after the assumed Effective Date that are utilized in the Projections were based, in part, on economic, competitive, and general business conditions prevailing at the time, as well as the assumption of a modest business recovery as New MissChem emerges from Chapter 11. While as of the date of the Disclosure Statement such conditions have not materially changed, any future changes in these conditions may materially impact the ability of New MissChem to achieve the Projections.

The Projections were prepared to show the estimated consolidated financial position, results of operations, and cash flows at, and following, June 30, 2004. However, the Projections do not currently take into account all of the projected accounting effects of the Plan. The Projections are not in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities Under the Bankruptcy Code" ("SOP 90-7"). THE DEBTORS' INDEPENDENT ACCOUNTANT HAS NEITHER COMPILED NOR EXAMINED THE ACCOMPANYING PROSPECTIVE FINANCIAL INFORMATION TO DETERMINE THE REASONABLENESS THEREOF AND, ACCORDINGLY, HAS NOT EXPRESSED AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT THERETO.

THE DEBTORS DO NOT, AS A MATTER OF COURSE, PUBLISH PROJECTIONS OF THEIR ANTICIPATED FINANCIAL POSITION, RESULTS OF OPERATIONS OR CASH FLOWS. ACCORDINGLY, THE DEBTORS DO NOT INTEND TO, AND DISCLAIM ANY OBLIGATION TO, (A) FURNISH UPDATED PROJECTIONS TO HOLDERS OF CLAIMS OR EQUITY INTERESTS PRIOR TO THE EFFECTIVE DATE OR TO HOLDERS OF NEW MISSCHEM'S COMMON STOCK OR WARRANTS OR ANY OTHER PARTY AFTER THE EFFECTIVE DATE, (B) INCLUDE SUCH UPDATED INFORMATION IN ANY DOCUMENTS THAT MAY BE REQUIRED TO BE FILED WITH THE SEC, OR (C) OTHERWISE MAKE SUCH UPDATED INFORMATION PUBLICLY AVAILABLE.

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[7] These filings are available online at the website of the SEC at http://www.sec.gov.

THE PROJECTIONS PROVIDED IN THE DISCLOSURE STATEMENT HAVE BEEN PREPARED BY THE DEBTORS' MANAGEMENT AND ADVISORS. THESE PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE NECESSARILY BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS (INCLUDING THE ASSUMPTION THAT THERE WILL BE NO NEGATIVE EFFECT FROM THIS CHAPTER 11 CASE ON NEW MISSCHEM'S RELATIONSHIPS WITH ITS CUSTOMERS), WHICH, THOUGH CONSIDERED REASONABLE BY MANAGEMENT, MAY NOT BE REALIZED, AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND NEW MISSCHEM'S CONTROL. THE DEBTORS CAUTION THAT NO REPRESENTATIONS CAN BE MADE AS TO THE ACCURACY OF THESE FINANCIAL PROJECTIONS OR TO NEW MISSCHEM'S ABILITY TO ACHIEVE THE PROJECTED RESULTS. SOME ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE. FURTHER, EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THESE PROJECTIONS WERE PREPARED MAY BE DIFFERENT FROM THOSE ASSUMED OR, ALTERNATIVELY, MAY HAVE BEEN UNANTICIPATED, AND THUS THE OCCURRENCE OF THESE EVENTS MAY AFFECT FINANCIAL RESULTS IN A MATERIAL AND POSSIBLY ADVERSE MANNER. THE PROJECTIONS, THEREFORE, MAY NOT BE RELIED UPON AS A GUARANTY OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR.

FINALLY, THE FOLLOWING PROJECTIONS INCLUDE ASSUMPTIONS AS TO THE ENTERPRISE VALUE OF NEW MISSCHEM, THE FAIR VALUE OF ITS ASSETS AND ITS ACTUAL LIABILITIES AS OF THE EFFECTIVE DATE. NEW MISSCHEM WILL BE REQUIRED TO MAKE SUCH ESTIMATIONS AS OF THE EFFECTIVE DATE. SUCH DETERMINATION WILL BE BASED UPON THE FAIR VALUES AS OF THAT DATE, WHICH COULD BE MATERIALLY GREATER OR LOWER THAN THE VALUES ASSUMED IN THE FOREGOING ESTIMATES.

5.1.1. Assumptions.

The Debtors have developed the Projections (summarized below) to assist holders of Allowed Claims and Interests in their evaluation of the Plan and to analyze its feasibility. THE PROJECTIONS ARE BASED UPON A NUMBER OF SIGNIFICANT ASSUMPTIONS DESCRIBED BELOW. ACTUAL OPERATING RESULTS AND VALUES MAY AND LIKELY WILL VARY FROM THOSE PROJECTED.

(i) *Fiscal Years*. New MissChem's fiscal year ends on June 30 of each year.

(ii) *Plan Terms and Consummation*. The Projections assume an Effective Date of June 30, 2004 with Allowed Claims and Interests treated in accordance with the treatment provided in the Plan with respect to such Allowed Claims and Interests. The Projections also assume that no Holders of Allowed Class 12 Claims choose the Class 12 Stock Option. If consummation of the Plan does not occur on or around June 30, 2004, additional bankruptcy expenses will be incurred until such time as a plan of reorganization is confirmed and consummated. These expenses could significantly affect New MissChem's results of operations and cash flows.

(iii) *Assumptions Preceding the Effective Date*. As a basis for the Projections, management has estimated the operating results for the period of time leading up to the Effective Date. Specifically, it has been assumed that prior to and during this Chapter 11 Case, trade vendors will continue to provide the Debtors with goods on customary terms and credit and there has been no meaningful change in the Debtors' customer base.

(iv) *General Economic Conditions*. The Projections were prepared assuming that economic conditions in the markets to be served by New MissChem will continually improve at a modest rate throughout the projection period. Pricing pressure is assumed to continue in certain markets, while inflation in costs is assumed to remain relatively low.

(v) *Revenues*. Total revenues are projected to decrease by 37% in fiscal year 2005, and then increase by 7%, 18% and 6% in fiscal years 2006, 2007 and 2008, respectively, and then remain relatively flat in fiscal year 2009. The achievement of projected year-to-year revenue growth is assumed to result primarily from (i) focus on growth of on the handling and re-sale of imported ammonia to industrial markets through our Donaldsonville facilities, and (ii) increased focus on industrial grade nitrate products produced at our Yazoo City facility. The Projections are based upon maintaining key relationships with existing major clients and do not project any negative effect from this Chapter 11 Case on New MissChem's relationships with its customers.

(vi) *Cost of Goods Sold*. Cost of revenue consists primarily of purchased ammonia, natural gas, and other materials costs, wages and related costs pertaining to manufacturing, procurement, and other overhead costs. The Projections are based upon maintaining key relationships with existing major suppliers and do not project any negative effect from this Chapter 11 Case on New MissChem's relationships with its customers.

(vii) *Gross Margins* (revenues less cost of goods sold). Gross margins for fiscal 2004 through fiscal 2009 are projected to average approximately 11%. The Projections assume continued rationalization in the Debtors' cost base and more effective utilization of the Debtors' manufacturing and distribution facilities. Combined with projected operating efficiencies, this rationalization is projected to result in improved absorption of fixed costs.

(viii) *Selling & Marketing and General & Administrative Expenses* ("SG&A"). SG&A is projected to approximate $23.9 million in fiscal year 2004. SG&A as a percent of total revenues is expected to average 5% for fiscal years 2005 through 2009. The decline in SG&A in actual dollars and as a percentage of revenue results primarily from initiatives designed to achieve cost savings.

(ix) *EBITDA*. EBITDA is defined for purposes of the Projections as earnings before interest expense, income tax provision, depreciation and amortization. EBITDA is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with

generally accepted accounting principles or as a measure of profitability or liquidity. EBITDA is projected to approximate a $26.2 million in fiscal year 2004.   EBITDA as a percent of total revenues is expected to average 9% for fiscal years 2005 though 2009.

(x)   *Interest Expense*. Interest expense for fiscal year 2004 primarily includes interest on the Pre-Petition Credit Facility, the DIP Credit Facility, and the Supplemental DIP Credit Facility. No interest has been calculated on the Senior Notes after the Petition Date in accordance with SOP 90-7 (as defined herein). Interest expense for fiscal years 2005 through 2009 has been calculated based upon the rates and other provisions contained in the Plan under the New MissChem Revolver Loan, the New MissChem Term Loan, and the New MissChem Mezzanine Note.

(xi)   *Income Taxes*. The Projections assume that, upon consummation, New MissChem will have the benefit of approximately $147 million of net operating loss carryforwards ("NOLs"), net of NOLs used to shield cancellation of indebtedness income ("COD Income") resulting from the transactions effectuated under the Plan. It is anticipated New MissChem will have approximately $52 million in NOLs surviving after reductions for COD Income. There are uncertainties about the timing of utilization of the surviving NOLs. Taking into account the continued benefit of NOLs, the combined federal, state and local income tax rate is estimated at 35%.

(xii)   *Capital Expenditures*. Capital expenditures consist of maintenance costs, fixed asset purchases, environmental, health and safety costs, initiative-related capital expenditures, and other capital expenditures. The Projections assume a level of capital expenditures that can be supported by the capital structure and forecasted operating results of New MissChem.

(xiii)   *"Fresh Start Accounting"*. Although the Projections reflect certain adjustments as of the Effective Date, including the effect of the valuation of New MissChem's equity, they do not fully reflect "fresh start" accounting. The Debtors are in the process of evaluating further how the reorganization value will be allocated to New MissChem's various assets. It is likely that the final allocation will differ from current estimates, and therefore the amount of reorganization value in excess of book, as well as depreciation, will differ from the amounts presented herein. For purposes of the Projections, the fair market value of Debtors' assets and liabilities is assumed to be equivalent to their respective net book values.

(xiv)   *Enterprise Value*. For purposes of this Disclosure Statement and in order to prepare the Projections, management has estimated the enterprise value of New MissChem as of June 30, 2004, to be approximately $200 million. *See* Valuation in Section 5.2.

(xv)   *Working Capital*. Components of working capital are projected primarily on the basis of historic patterns, adjusted to reflect the benefit of management initiatives.

(xvi)   *New MissChem Credit Facilities*. The Projections include a credit facility obtained on the Effective Date consisting of the New MissChem Term Loan of $20

million and the New MissChem Revolver Loan of up to $50 million. The New MissChem Term Loan includes interest at 9.25%, and the New MissChem Revolver Loan includes interest at 5.25%.

(xvii) *New MissChem Mezzanine Note*. The Projections include a New MissChem Mezzanine Note of $64.4 million payable in 2007, with an option to extend the term until 2009. The New MissChem Mezzanine Loan includes cash interest at the Prime Rate plus 4% and non-cash, payment-in-kind ("PIK") interest at 7%.

(xviii) *Old MissChem Equity Interest*. The Projections include ownership by New MissChem of a 40% common equity interest in Old MissChem.

5.1.2. Forward-Looking Statements.

Except for the historical statements and discussion contained herein, statements set forth herein constitute "forward-looking statements". These forward-looking statements rely on a number of assumptions concerning future events, risks, and other uncertainties that are beyond the Company's ability to control. Readers are cautioned that a number of factors could cause actual results to differ materially from the forward-looking statements, including without limitation: (i) the ability of the Company to operate pursuant to the terms of revolving and term loan financing facilities, (ii) operating constraints, costs and uncertainties associated with the bankruptcy proceedings, (iii) the ability of the Company to develop, prosecute, confirm and consummate a plan of reorganization with respect to the Chapter 11 Case, (iv) the ability of the Company to receive trade credit, (v) the ability of the Company to maintain contracts that are critical to its operations, (vi) changes in matters which affect the global supply and demand of fertilizer products and industrial chemicals, (vii) high natural gas prices and the volatility of the natural gas market, (viii) a variety of conditions in the agricultural industry such as grain prices, planted acreage, projected grain stocks, U.S. government policies, weather, and changes in agricultural production methods, (ix) possible unscheduled plant outages and other operating difficulties, (x) price competition and capacity expansions and reductions from both domestic and international competitors, (xi) foreign government agricultural policies (in particular, the policies of the governments of India and China regarding fertilizer imports), (xii) the relative unpredictability of international and local economic conditions, (xiii) the relative value of the U.S. dollar, (xiv) regulations regarding the environment and the sale and transportation of fertilizer products, (xv) oil costs and the impact of war in the Middle East, (xvi) the occurrence of any national calamity or crisis, including an act of terrorism, (xvii) the continuing efficacy of unfair trade remedies, and the outcome of pending unfair trade remedy (antidumping) cases, (xviii) our ability to retain key employees, and (xiv) other important factors affecting the fertilizer industry and the Compahy as detailed under the heading "Certain Business Factors" and elsewhere in our most recent Annual Report on Form 10-K, which is on file with the Securities and Exchange Commission.

5.1.3. Projections.

The Projections prepared by management are summarized and found in Exhibit 3. Specifically, Exhibit 3 includes the following:

(i)   Projected New MissChem consolidated balance sheets at June 30, 2004 and June 30 of years 2005, 2006, 2007, 2008 and 2009.

(ii)   Projected New MissChem consolidated statements of operations for fiscal years 2004, 2005, 2006, 2007, 2008 and 2009.

(iii)   Projected New MissChem consolidated statements of cash flows for fiscal years 2004, 2005, 2006, 2007, 2008 and 2009.

5.2.   Valuation.

In connection with the Plan and this Disclosure Statement, Gordian has provided to the Company, its board of directors and management an estimated enterprise value of the Company upon exit from Chapter 11 and after consummation of the Plan and the actions and transactions contemplated thereby.

5.2.1.   Methodologies Used.

In preparing an estimated enterprise value of the reorganized Company, Gordian: (i) reviewed certain historical financial information of the Debtors for recent years and interim periods; (ii) reviewed certain internal financial and operating data of the Debtors, including the current business plan and projections as of the date of this Disclosure Statement; (iii) met with certain members of senior management of the Debtors to discuss operations and future prospects; (iv) reviewed publicly available financial information and considered the market values of public companies which Gordian deemed generally comparable to the operating businesses of New MissChem; (v) reviewed the financial terms to the extent publicly available of certain acquisitions of companies which Gordian believes were comparable to the operating businesses of New MissChem; (vi) considered certain economic and industry information relevant to the operating business; and (vii) conducted such other analyses as Gordian deemed appropriate.

Various methodologies were used to derive the reorganization value of New MissChem, including:

●   An analysis of comparable public companies and M&A transactions; and

●   A discounted cash flow analysis of the free cash flows under the Projections, including an assumption as to terminal value.

In developing these analyses, Gordian assumed and relied on the accuracy and completeness of (i) all financial and other information furnished to it by the Debtors, and (ii) publicly available information. Gordian also considered information obtained through various discussions between the Debtors and potential third party acquirers of all or a portion of the Debtors' businesses and used values associated with indications of interest from such third parties to form its views of values.

Estimates of value do not reflect the values that may be realized if the reorganized Company and/or its assets were sold. The estimates of value represent hypothetical values assuming the successful implementation of the Company's business strategies, as well as other

significant assumptions. These values are also subject to numerous uncertainties and contingencies which are difficult to predict and will fluctuate with changes in factors affecting the financial condition and prospects of such a business. As a result, the estimated enterprise value of New MissChem set forth herein is not necessarily indicative of actual outcomes, which may be significantly more or less favorable than those set forth herein. Additionally, the valuation of newly issued securities is subject to additional uncertainties and contingencies that are difficult to predict. Various other factors which could materially affect the value of New MissChem and its corresponding securities are discussed in Section 5.1., above.

5.2.2. **Estimated Value of New MissChem.**

Based on the methods and assumptions described above, Gordian believes the Enterprise Value of the reorganized New MissChem, as of July 1, 2004 is approximately $170.0 million, excluding its interests in Old MissChem. Additionally, Gordian believes New MissChem's interests in Old MissChem have a value of $30.0 million. Together, Gordian assesses the value of the reorganized New MissChem, including its equity interests in Old MissChem, at $200.0 million.

The Projections contemplate $64.4 million outstanding on the New MissChem Mezzanine Note, $20.0 million outstanding on the New MissChem Term Loan and $17.9 million cash on hand at exit. The fair market value of the New MissChem Mezzanine Note and the New MissChem Term Loan are estimated to be equal to their face values. Thus, deducting the fair market value of the foregoing indebtedness and adding cash on hand from the reorganized Company's Enterprise Value results in an estimated Total Equity Value of the New MissChem of approximately $133.5 million, or approximately $9.02 per share of New MissChem Common Stock, based upon the distribution of 14,794,945 shares of New MissChem Common Stock.

5.3. **Liquidation Analysis.**

The Debtors, together with their advisors, have prepared a liquidation analysis that is contained in Exhibit 4 hereto (the "Liquidation Analysis"). This Liquidation Analysis is being presented to outline potential recoveries to creditors in the event the Company was liquidated in a hypothetical Chapter 7 case and to demonstrate that the Plan satisfies the "best interests" test of Section 1129(a)(7)(A)(ii). *See* Section 6.3.4., below. Proceeds distributed in the Liquidation Analysis are presumed to be distributed in accordance with § 726 of the Bankruptcy Code in the following priority: (i) claims of secured creditors to the extent of the value of their collateral; (ii) costs, fees and expenses of liquidation, as well as any other administrative expenses; (iii) claims arising prior to commencement of the hypothetical Chapter 7 case, but which have priority status under the Bankruptcy Code; and (iv) general unsecured claims, including the claims of existing Senior Notes and IRBs. The Liquidation Analysis does not constitute a valuation of assets and is not necessarily indicative of recoverable proceeds in an actual liquidation.

This analysis is based on a number of assumptions, which are outlined in Exhibit 4. These assumptions used in the liquidation analysis are based on management's knowledge of operations and the industry in general. These assumptions are subject to significant uncertainties as a result of, among other factors, general market conditions. We have reviewed the Company's assets by business unit and by location to determine the method by which a hypothetical trustee

would likely liquidate such assets to maximize recoveries in a liquidation. The Company also evaluated the likelihood of selling any assets or interests in subsidiaries and joint ventures as a going concern to a third party in the requisite time frame.

In the event of a sale of a business as a going concern, the proceeds from such a sale have been discounted as a result of the forced sale nature of a hypothetical liquidation. Additionally, certain of our subsidiaries and/or joint venture interests are subject to restrictions with regard to a sale as a going concern as a result of our partners' rights of first refusal, consent rights or other similar rights.

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ARTICLE 6.
CONFIRMATION OF PLAN

6.1.   **Voting Procedures.**

IT IS IMPORTANT THAT HOLDERS OF CLAIMS EXERCISE THEIR RIGHT TO VOTE TO ACCEPT OR REJECT THE PLAN. All known holders of Claims and Interests entitled to vote on the Plan have been sent a Ballot together with this Disclosure Statement. Such holders should read the Ballot carefully and follow the instructions contained therein. Please use only the Ballot (or Ballots) accompanying this Disclosure Statement.

FOR YOUR VOTE TO COUNT, YOUR BALLOT MUST BE ACTUALLY RECEIVED BY THE BALLOTING AGENT (AS DEFINED BELOW), NO LATER THAN 4:00 P.M., CENTRAL TIME, ON _____, 2004. IF YOU MUST RETURN YOUR BALLOT TO YOUR BROKER, ATTORNEY OR ANYONE ELSE WHO WILL BE VOTING FOR YOU, YOU MUST RETURN YOUR BALLOT TO THEM IN SUFFICIENT TIME FOR THEM TO PROCESS IT AND RETURN IT TO THE BALLOTING AGENT BY THE VOTING DEADLINE.

ANY BALLOT WHICH IS EXECUTED AND RETURNED BUT WHICH DOES NOT INDICATE AN ACCEPTANCE OR REJECTION OF THE PLAN WILL BE DEEMED AN ACCEPTANCE OF THE PLAN. IF YOU HAVE ANY QUESTIONS CONCERNING VOTING PROCEDURES OR IF A BALLOT IS DAMAGED OR LOST, YOU MAY CONTACT THE BALLOTING AGENT AT THE FOLLOWING ADDRESS OR TELEPHONE NUMBER:

> MISSISSIPPI CHEMICAL CORPORATION
> c/o Bankruptcy Management Corporation
> 1330 East Franklin Avenue
> El Segundo, CA 90245
> Telephone: (888) 909-0100
> http://www.bmccorp.net/misschem

Additional copies of the Plan, the Disclosure Statement, or any exhibits to such documents may be obtained at your own expense, unless otherwise specifically required by Bankruptcy Rule 3017(d), either (i) electronically *via* the internet at http://www.bmccorp.net/misschem, the website of BMC, the Balloting Agent, or (ii) by requesting copies thereof from Quick Print Plus by facsimile at (601) 355-3565 or by telephone at (601) 352-7874.

6.1.1.   **Parties in Interest Entitled to Vote.**

Subject to the provisions of the Disclosure Order, any holder of a Claim against the Debtors as of the Petition Date, which Claim has not been disallowed by order of the Bankruptcy Court and is not Disputed, is entitled to vote to accept or reject the Plan if (a) such Claim is impaired under the Plan and is not of a Class that is deemed to have accepted or rejected the Plan pursuant to §§ 1126(f) and 1126(g) of the Bankruptcy Code and (b) either (i) such holder's

Claim has been scheduled by the Debtors (and such Claim is not scheduled as disputed, contingent or unliquidated), or (ii) such holder has filed a proof of claim on or before the applicable Bar Dates. In addition, any holder of an Interest in the Debtors is entitled to vote to accept or reject the Plan. Unless otherwise permitted in the Plan, the holder of any Disputed Claim or Disputed Interest is not entitled to vote with respect to such Disputed Claim or Disputed Interest, unless the Bankruptcy Court, upon application by such holder, temporarily allows such Disputed Claim or Disputed Interest for the limited purpose of voting to accept or reject the Plan. Any such application must be heard and determined by the Bankruptcy Court on or before fifteen (15) days prior to the Confirmation Hearing. A vote on the Plan may be disregarded if the Bankruptcy Court determines, after notice and a hearing, that such vote was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code.

6.1.2. Classes Impaired and Entitled to Vote.

The Claims included in Classes 5, 6, 7, 8, 10, 11, 12 and 13 are impaired under the Plan, and the holders of such Claims are entitled to vote to accept or reject the Plan. Interests included in Classes 14, 15 and 16 are impaired under the Plan, and the holders of such Interests are entitled to vote to accept or reject the Plan. Claims in Classes 1, 2, 3, 4 and 9 are not impaired under the Plan, and holders of such Claims are deemed to have accepted the Plan and are not entitled to vote.

6.1.3. Vote Required for Acceptance by Classes of Claims.

The Bankruptcy Code defines acceptance of a plan by a class of claims as acceptance by holders of at least two-thirds (⅔) in dollar amount and more than one-half (½) in number of the claims of that class that actually cast ballots for acceptance or rejection of the plan. Thus, acceptance by a Class of Claims occurs only if at least two-thirds (⅔) in dollar amount and a majority in number of the holders of such Claims cast their Ballots in favor of acceptance. A Class of holders of Claims shall be deemed to accept the Plan in the event that no holder of a Claim within that Class submits a Ballot by the Ballot Date.

CREDITORS AND OTHER PARTIES IN INTEREST ARE CAUTIONED TO REVIEW THE DISCLOSURE ORDER FOR A FULL UNDERSTANDING OF VOTING REQUIREMENTS, INCLUDING, WITHOUT LIMITATION, USE OF BALLOTING FORMS.

6.2. Confirmation Hearing.

Section 1128(a) of the Bankruptcy Code requires that the Bankruptcy Court, after notice, hold a hearing on confirmation of a plan. By order of the Bankruptcy Court, the Confirmation Hearing has been scheduled for _____ 2004, at _____, Central Time, in the Courtroom of Bankruptcy Judge Edward Ellington at United States Bankruptcy Court for the Southern District of Mississippi, 100 East Capitol Street, Jackson, Mississippi 39201. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement made at the Confirmation Hearing or any adjournment thereof.

Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of a plan. Any objection to confirmation of the Plan must be made in writing,

conform to the Federal Rules of Bankruptcy Procedure and the Local Rules of the Bankruptcy Court, set forth the name of the objector, the nature and amount of the Claim or Interest held or asserted by the objector against the Debtors' estates or property, the basis for the objection and the specific grounds therefor. **The objection, together with proof of service thereof, must be filed with the Clerk of Court (mailing address: P.O. Box 2448, Jackson, MS 39225-2448; physical address: 100 East Capitol Street, Suite 101, Jackson, MS 39201) so as to be stamped "FILED" by 4:00 p.m. Central Time on _____, _____, 2004, ("<u>Plan Objection Deadline</u>") and served on the following persons by such Plan Objection Deadline**: (a) <u>Counsel for the Debtors</u>, James W. O'Mara and Douglas C. Noble, Phelps Dunbar LLP, 111 East Capitol Street, Suite 600, Jackson, Mississippi 39201 or Post Office Box 23066, Jackson, Mississippi 39225-3066; (b) <u>Counsel for Investors</u>: Mark K. Thomas, Jenner & Block LLP, One IBM Plaza, Chicago, Illinois 60611-7603; (c) <u>Counsel for Official Unsecured Creditors' Committee</u>, Thomas L. Kent, Orrick, Herrington & Sutcliffe, 666 Fifth Avenue, New York, New York 10103 and Craig M. Geno, Harris Geno, P.A., P.O. Box 3380, Ridgeland, Mississippi 39158-3380; and (d) <u>Office of the United States Trustee</u>, Ronald H. McAlpin, Assistant United States Trustee, Suite 706, 100 W. Capitol Street, Jackson, Mississippi 39269.

Objections to confirmation of the Plan are governed by Federal Rule of Bankruptcy Procedure 9014. UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY AND PROPERLY SERVED AND FILED, IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT.

6.3.   Requirements for Confirmation of the Plan.

6.3.1. Acceptance.

Claims in Classes 5, 6, 7, 8, 10, 11, 12 and 13 are impaired under, and the holders of such Claims are entitled to vote on, the Plan and, therefore, must accept the Plan in order for it to be confirmed without application of the "fair and equitable test", described below, to such Class. As stated above, a Class of Claims will have accepted the Plan if the Plan is accepted by at least two-thirds (⅔) in dollar amount and a majority in number of the Claims of such Class (other than any Claims of creditors designated under § 1126(e) of the Bankruptcy Code) that have voted to accept or reject the Plan.

Interests in Classes 14, 15 and 16 are impaired under, and the holders of such Interests are entitled to vote on, the Plan and, therefore, must accept the Plan in order for it to be confirmed without application of the "fair and equitable test", described below, to such Class. As stated above, a Class of Interests will have accepted the Plan if the Plan is accepted by at least two-thirds (⅔) in amount of the Allowed Interests in such Class (other than any Interest holder designated under § 1126(e) of the Bankruptcy Code) that have voted to accept or reject the Plan.

Claims in Classes 1, 2, 3, 4 and 9 are unimpaired by the Plan, and the holders thereof are conclusively presumed to have accepted the Plan.

6.3.2. Fair and Equitable Test.

The Debtor will seek to confirm the Plan notwithstanding the nonacceptance of the Plan by any impaired Class of Claims or Interests. To obtain such confirmation, it must be

demonstrated to the Bankruptcy Court that the Plan "does not discriminate unfairly" and is "fair and equitable" with respect to such dissenting impaired Class. A plan does not discriminate unfairly if the legal rights of a dissenting class are treated in a manner consistent with the treatment of other classes whose legal rights are substantially similar to those of the dissenting class and if no class receives more than it is entitled to for its claims or interests. The Debtors believe that the Plan satisfies this requirement.

Section 1129(b) of the Bankruptcy Code establishes different "fair and equitable" tests for secured claims, unsecured claims and interests, as follows:

(a)   Secured Claims. The plan must provide either (i) that the holders of such claims retain the liens securing such claims, whether the property subject to such liens is retained by the debtor or transferred to another entity, to the extent of the allowed amount of such claims, and each holder of a claim receives deferred cash payments totaling at least the allowed amount of such claim, of a value, as of the effective date of the plan, of at least the value of such holder's interest in the estate's interest in such property; (ii) for the sale of any property that is subject to the liens securing such claims, free and clear of such liens, with such liens to attach to the proceeds of such sale; or (iii) for the realization by such holders of the indubitable equivalent of such claims.

(b)   Unsecured Claims. Either (i) the plan provides that each holder of an impaired unsecured claim receives or retains under the plan property of a value, as of the effective date of the plan, equal to the amount of its allowed claim or (ii) the holders of claims and interests that are junior to the claims of the dissenting class will not receive any property under the plan.

(c)   Interests. Either (i) each interest holder will receive or retain under the plan property of a value, as of the effective date of the plan, equal to the greater of (y) the fixed liquidation preference or redemption price, if any, of such interest or (z) the value of the interest, or (ii) the holders of interests that are junior to the interests in such class will not receive or retain any property under the plan.

6.3.2.1.   **Cramdown Request.**

In the event that any Impaired Class does not vote to accept the Plan, the Debtors will request that the Bankruptcy Court apply the "cramdown" provisions of § 1129(b) of the Bankruptcy Code and confirm the Plan over the objections of a non-accepting Class of Claims or Interests.

THE DEBTORS BELIEVE THAT THE PLAN MAY BE CONFIRMED ON A NONCONSENSUAL BASIS (PROVIDED AT LEAST ONE IMPAIRED CLASS OF CLAIMS VOTES TO ACCEPT THE PLAN). ACCORDINGLY, THE DEBTORS EXPECT TO DEMONSTRATE AT THE CONFIRMATION HEARING THAT THE PLAN SATISFIES THE REQUIREMENTS OF § 1129(b) OF THE BANKRUPTCY CODE AS TO ANY NON-ACCEPTING CLASS.

6.3.3.   **Feasibility.**

The Bankruptcy Code requires that confirmation of a plan is not likely to be followed by

the liquidation or the need for further financial reorganization of a debtor. The Debtors believe that the Plan provides the means by which the Debtors will be able to make all payments and perform all obligations as required by the provisions of the Plan and that there is no reasonable basis for believing that confirmation of the Plan is likely to be followed by the liquidation or the need for further financial reorganization of the Debtors not provided for in the Plan. *See* Article 5 hereof and the Exhibits relating thereto for the Financial Projections upon which the Debtors' opinions regarding feasibility of the Plan are based.

6.3.4. "Best Interests" Test.

With respect to each impaired Class of Claims and Interests, confirmation of the Plan requires that each such holder either (i) accepts the Plan or (ii) receives or retains under the Plan property of a value, as of the Effective Date of the Plan, that is not less than the value such holder would receive or retain if the Debtors were liquidated under Chapter 7 of the Bankruptcy Code. This analysis usually requires the Bankruptcy Court to determine what the holders of Allowed Claims and Allowed Interests in each impaired class would receive from the liquidation of the Debtors' assets and properties in the context of Chapter 7 liquidation cases.

The Debtors, with the assistance of Gordian, have prepared a Liquidation Analysis that is reflected in Exhibit 4 attached hereto. The information set forth in Exhibit 4 provides a summary of the liquidation values of the Debtors' assets assuming a Chapter 7 liquidation in which a trustee appointed by the Bankruptcy Court would liquidate the assets of the Debtors' estates or some other forced sale procedure were followed. Reference should be made to the Exhibit 4 and to the discussion thereof in Section 5.3 hereof.

Underlying the Debtors' Liquidation Analysis are a number of estimates and assumptions that, although developed and considered reasonable by management, are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of the Debtors and management. The Liquidation Value is also based upon assumptions with regard to liquidation decisions that are subject to change. Accordingly, the values reflected may not be realized if the Debtors were, in fact, to undergo such a liquidation. The Chapter 7 liquidation period is assumed to be a period of six (6) to eighteen (18) months following the discontinuance of operations. This period would allow for the collection of receivables, selling of assets and the winding down of operations. It has been assumed that creditor recoveries would not be affected by proceeds of causes of action, if any, including avoidance actions or any other litigation that the Debtors are or may be able to assert or the expenses necessary to litigate such claims.

Furthermore, after consideration of the effects that a Chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in this Chapter 11 Case, including: (a) the increased costs and expenses of a liquidation under Chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee; (b) the substantial erosion in a Chapter 7 case of the value of assets, along with any going concern value of the Company, in the context of the expeditious liquidation required under Chapter 7 and the "forced sale" atmosphere that would prevail; (c) the adverse effects on the saleability of business segments as a result of the departure of key employees, the loss of customers and suppliers; (d) the substantial increases in claims which would be satisfied on a priority basis or on parity with creditors in this Chapter 11 Case, particularly the priority claims of the Pension Benefit Guaranty Corporation and

MDEQ, the Debtors believe that confirmation of the Plan will provide each holder of an Allowed Claim with more than the amount it would receive pursuant to liquidation of the Debtors under Chapter 7 of the Bankruptcy Code.

The Debtors also believe that the value of any distributions from the liquidation proceeds to each class of Allowed Claims in a Chapter 7 case would be less than the value of distributions under the Plan because such distributions in a Chapter 7 case would not occur for a substantial period of time. It is likely that distribution of the proceeds of the liquidation could be delayed for at least a year or more after the completion of such liquidation in order to resolve claims and prepare for distributions. In the likely event litigation were necessary to resolve claims asserted in the Chapter 7 cases, the delay could be prolonged.

6.4.   Effect of Confirmation.

6.4.1.   Title to Assets.

Except as otherwise provided by the Plan, on the Effective Date, title to all assets and properties encompassed by the Plan shall vest in the Debtors in accordance with § 1141 of the Bankruptcy Code.

6.4.2.   Injunction.

Except as otherwise expressly provided in the Plan, all Persons or Entities who have held, hold or may hold Claims or Interests are permanently enjoined, from and after the Effective Date, from (a) commencing or continuing in any manner any action or other proceeding of any kind on any such Claim or Interest against any Debtor, (b) the enforcement, attachment, collection or recovery by any manner or means of any judgment, award, decree or order against any Debtor, (c) creating, perfecting, or enforcing any encumbrance of any kind against any Debtor or against the property or interests in property of any Debtor and (d) asserting any right of setoff, subrogation or recoupment of any kind against any obligation due from any Debtor or against the property or interests in property of any Debtor, with respect to any such Claim or Interest; provided, however, that such injunction shall not preclude the United States of America or its governmental units from enforcing their police or regulatory powers; and, provided, further, that, except in connection with a properly filed proof of claim, the foregoing proviso does not permit the United States of America or any of its governmental units from obtaining any monetary recovery from any Debtor or its property or interests in property with respect to any such Claim or Interest, including, without limitation, any monetary claim or penalty in furtherance of a police or regulatory power.

6.4.3.   Release of Causes of Action against Covered Parties.

Upon the confirmation of the Plan and entry of the Confirmation Order, each holder of a Claim or Interest in this Case that either (i) accepts a distribution under the Plan, (ii) votes to accept the Plan, or (iii) does not timely submit its Ballot voting on the Plan, shall be conclusively deemed for all purposes to have forever waived any Cause of Action against all Covered Parties, and released all Covered Parties from all causes of Action, to the fullest extent permissible under applicable law. "Covered Parties" is defined in Section 1.1(19) of the Plan and includes all of the current and former officers, directors, shareholders, members, employees, agents, advisors

and professional or other representatives of any of the Debtors or Debtors-in-Possession.

6.4.4. Tax Consequences to the Company.

6.4.4.1. Cancellation of Indebtedness Income.

As a result of the Plan, the amount of the Company's aggregate outstanding indebtedness will be substantially reduced. In general, absent an exception, the Company will realize and recognize cancellation of indebtedness income ("COD Income") upon satisfaction of certain Claims for an amount less than the adjusted issue price of the debts constituting those Claims. The amount of COD Income, in general, is the excess of (a) the adjusted issue price of the indebtedness satisfied (including accrued and unpaid interest), over (b) the sum of the issue price of any new indebtedness issued, the amount of cash paid and the fair market value of any new consideration (including stock of the issuer) given in satisfaction of such indebtedness at the time of the exchange. Such COD Income is recognized and included in income except to the extent that section 108 of the Tax Code excludes it from gross income.

Under section 108(a) of the Tax Code, a debtor will not be required to include any amount of COD Income in gross income if such debtor is under the jurisdiction of a court in a Title 11 bankruptcy proceeding and the discharge of debt occurs pursuant to that proceeding. Instead, as a price for such exclusion, a debtor must (as of the first day of the next taxable year) reduce its tax attributes by the amount of COD Income which it excluded from gross income. In general, tax attributes will be reduced in the following order: (a) NOLs, (b) tax credits and capital loss carryovers, and (c) tax basis in assets. In lieu of the generally required order of attribute reduction, a taxpayer may elect instead to reduce first, its tax basis in its depreciable property, and then its remaining tax attributes. Such attribute reductions are made after the determination of the taxpayer's tax liability for the taxable year in which the debt cancellation transaction occurs.

Because holders of Class 10 Claims will and holders of Class 12 Claims may receive New MissChem Common Stock and holders of Class 16 will receive New MissChem Warrants under the Plan, the amount of COD Income, and accordingly the amount of tax attributes required to be reduced, will depend on the fair market value of the New MissChem Common Stock and New MissChem Warrants to be issued to such holders. These values cannot be known with certainty until after the Effective Date. Thus, although it is expected that a reduction of tax attributes will be required, the exact amount of such reduction cannot be predicted.

To the extent that a reduction of tax attributes is required, the Company anticipates that it will reduce the amount of its NOL carryovers and then reduce its other tax attributes, primarily the tax basis of their assets. With respect to tax attribute reduction under section 108(b), when a member of a consolidated group has COD Income, Regulation 1.1502-28T introduces an ordering rule for this purpose. Pursuant to this rule, first the debtor-member's tax attributes are reduced to the extent of the COD Income. For this purpose, tax attributes attributable to the debtor-member includes three components: (1) the debtor-member's share of consolidated tax attributes; (2) the debtor-member's tax attributes that arose in separate return limitation years ("SRLYs"); and (3) the basis of property of the debtor-member. In applying the third of these, the debtor-member may reduce, but not below zero, the stock basis of another member of the

consolidated group (a lower-tier member). If the stock basis of a lower-tier member is reduced, a special look-through rule is activated.

Under the look-through rule, the lower-tier member is treated as a debtor-member having COD Income in an amount equal to the reduction in the lower-tier member's stock basis. As a result of this deemed COD Income, the lower-tier member is required to reduce its tax attributes by the amount of the deemed COD Income. Finally, if a member has exhausted its attribute reduction, then NOLs (not asset basis) of other members of the consolidated group are thereafter reduced.

6.4.4.2. <u>Limitation on NOLs and Other Tax Attributes.</u>

Pursuant to section 382 of the Tax Code, and subject to certain exceptions discussed below, if there is an Ownership Change (defined below) with respect to a corporation with NOL carryovers, such corporation will be subject to a limitation on its use of any NOL carryover incurred prior to the ownership change to offset taxable income earned after the Ownership Change (a "<u>Section 382 Limitation</u>"). Except as discussed below, the Section 382 Limitation on such corporation's NOL carryover will be equal to the product of (i) the net equity value of all of the corporation's stock immediately before the Ownership Change and (ii) the long-term tax-exempt rate as determined under IRS rules. The long-term tax-exempt rate is published monthly by the Treasury Department and is intended to represent current interest rates on long-term tax-exempt debt obligations.

An Ownership Change also will require a corporation that, prior to the Ownership Change, has a Net Unrealized Built-In Loss (defined below), subject to certain limitations, to treat any built-in loss recognized during the five-year period beginning with the date of the Ownership Change (a "<u>Recognized Built-in Loss</u>") as a pre-change loss that is subject to the Section 382 Limitation described above. If the corporation has a Net Unrealized Built-in Gain (defined below), subject to certain limitations, the Section 382 Limitation for any taxable year within the recognition period will be increased by the amount of built-in gain recognized for such taxable year (a "<u>Recognized Built-in Gain</u>"). A "Net Unrealized Built-in Gain" or "Net Unrealized Built-in Loss" exists to the extent the fair market value of the corporation's assets is more or less, respectively, than the aggregate adjusted tax basis of the assets immediately before an Ownership Change, provided that the resulting Net Unrealized Built-in Gain or Net Unrealized Built-in Loss is greater than the lesser of (i) 15% of the fair market value of the corporation's assets or (ii) $10 million.

In general, an "Ownership Change" occurs if the percentage of stock of the corporation owned actually or constructively by one or more five (5) percent shareholders ("<u>5% Shareholders</u>", as defined below) increases by more than 50 percentage points on any Testing Date (defined below), taking into account all relevant adjustments as of the end of a Testing Date, as compared to the lowest percentage of stock of the corporation owned by those 5% Shareholders at any time during the statutory "Testing Period" (generally, the past three years or, if shorter, the period since the last Ownership Change). Generally, a "Testing Date" is any date on which there is any change in the ownership of stock that affects the percentage stock ownership of a 5% Shareholder. A "5% Shareholder" is one who owns at least 5% of the stock of the corporation, and all stock owned by shareholders who are not 5% Shareholders is

generally treated as being owned by one 5% Shareholder.

Under the applicable Treasury Regulations, an Ownership Change with respect to an affiliated group of corporations filing a consolidated return that have consolidated NOLs is generally measured by changes in the stock ownership of the parent corporation of the group. Although the determination of whether there is an Ownership Change is highly fact specific and dependent on circumstances which are difficult to accurately assess, the Company expects that an Ownership Change will occur pursuant to the Plan. If, as expected, the Plan causes an Ownership Change, then to the extent not reduced by the amount of realized COD Income discussed in "Cancellation of Indebtedness Income" above, the use of the remaining NOL carryover will be subject to the Section 382 Limitation unless the exception in section 382(l)(5) of the Tax Code ("Section 382(l)(5)") applies.

Section 382(l)(5) provides a special rule applicable in the case of a bankruptcy reorganization. If a corporation qualifies for and does not elect out of the application of Section 382(l)(5), Section 382 will not limit the size of the corporation's NOL carryover on account of an ownership change occurring as a result of the bankruptcy reorganization (subject to any pre-existing Section 382 Limitation and after reduction of the corporation's NOL carryover by the aggregate amount of all interest deductions in respect of debt exchanged for the corporation's stock during the three prior taxable years and a portion of the current taxable year ending on the date of Ownership Change (such interest hereinafter called "Disqualified Interest")). The corporation will qualify under Section 382(l)(5) if the corporation's pre-bankruptcy shareholders and holders of certain debt ("Qualifying Debt") own at least 50% of the voting power and value of the stock of the corporation after the bankruptcy reorganization. Qualifying Debt is a claim which (i) was held by the same creditor for at least 18 months prior to the bankruptcy filing or (ii) arose in the ordinary course of a corporation's trade or business and has been owned, at all times, by the same creditor. Indebtedness will be treated as arising in the ordinary course of a corporation's trade or business if such indebtedness is incurred by the corporation in connection with the normal, usual or customary conduct of the corporation's business. For the purpose of determining whether a claim constitutes Qualifying Debt, special rules may apply to treat a subsequent transferee as the transferor creditor.

If the exchanges contemplated by the Plan qualify under Section 382(l)(5), the Company's NOL carryover will be available for future use without any Section 382 Limitation (subject to any pre-existing Section 382 Limitation and after reduction of the Company's NOLs by Disqualified Interest). However, under Section 382(l)(5), if there is a second ownership change during the two-year period immediately following consummation of the Plan, the Section 382 Limitation after the second Ownership Change shall be zero. The determination of the application of Section 382(l)(5) is highly fact specific and dependent on circumstances that are difficult to accurately assess, and thus, the Company is uncertain whether it will qualify for the Section 382(l)(5) special rule.

If the exchanges do not qualify under Section 382(l)(5) or the Company elects not to utilize Section 382(l)(5), the Company's use of its NOLs to offset taxable income earned after the Ownership Change will be subject to the Section 382 Limitation. Since the Company is in bankruptcy, however, Section 382(l)(6) of the Tax Code ("Section 382(l)(6)") will apply. Under Section 382(l)(6), the Section 382 Limitation will be calculated by reference to the net equity

value of the Company's stock immediately after the Ownership Change (rather than immediately before the Ownership Change, as is the case under the general rule for non-bankruptcy ownership changes). Under Section 382(l)(6), the net equity value of the Company's stock would be calculated by reflecting the increase in value of such equity resulting from the surrender or cancellation of creditors' debt claims exchanged for stock. In such case, it is impossible to predict what the net equity value of the Company immediately after the exchanges contemplated by the Plan will be, and the Company's use of its NOLs may be substantially limited after the Ownership Change.

6.4.4.3. Alternative Minimum Tax.

In general, an alternative minimum tax ("AMT") is imposed on a corporation's alternative minimum taxable income ("AMTI") at a 20% rate to the extent such tax exceeds the corporation's regular federal income tax for the year. AMTI is generally equal to regular taxable income with certain adjustments. For purpose of computing AMT, certain tax deductions and other beneficial allowances are modified or eliminated. For example, except for alternative tax NOLs generated in or taken as carryforwards in taxable years ending in 2001 and 2002 which can offset 100% of a corporation's AMTI, only 90% of a corporation's AMTI may be offset by available alternative tax NOL carryforwards.

6.4.4.4. Backup Withholding and Information Reporting.

The Company will withhold all amounts required by law to be withheld from payments under the Plan. The Company will comply with all applicable reporting requirements of the Tax Code.

THE FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN ARE COMPLEX. THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF CLAIMS IN LIGHT OF SUCH HOLDER'S PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. ALL HOLDERS OF CLAIMS SHOULD CONSULT WITH THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS CONTEMPLATED BY THE PLAN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY CHANGE IN APPLICABLE TAX LAWS.

6.4.5. Tax Consequences to Holders of Claims or Interests.

Confirmation of the Plan, or the failure to obtain confirmation of the Plan, can have tax consequences to the holders of a Claim or an Interest in this Case, but this Disclosure Statement does not provide tax planning or advice. ACCORDINGLY, EACH HOLDER OF A CLAIM OR INTEREST IS URGED TO CONSULT SUCH HOLDER'S TAX ADVISERS CONCERNING THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES APPLICABLE UNDER THE PLAN.

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ARTICLE 7.
CONCLUSION AND RECOMMENDATION

The Debtors believe that the Plan is in the best interests of all holders of Claims and Interests and of all other persons who will be affected by the confirmation of the Plan, and the Debtor urges the holders of impaired Claims in Classes 5, 6, 7, 8, 10, 11, 12 and 13 and the holders of impaired Interests in Classes 14, 15 and 16 to vote to accept the Plan and to evidence such acceptance by returning their Ballots so that they will be actually received by the Balloting Agent on or before 4:00 p.m., Central Time, on _____, 2004.

THIS the 15th day of April, 2004.

Respectfully submitted,

MISSISSIPPI CHEMICAL CORPORATION, *et al.*

By: /s/ Coley L. Bailey
       Coley L. Bailey

OF COUNSEL:

James W. O'Mara, MS Bar No. 3929
Douglas C. Noble, MS Bar No. 10526
Christopher R. Maddux, MS Bar No. 100501
PHELPS DUNBAR LLP
111 East Capitol, Suite 600
Post Office Box 23066
Jackson, Mississippi 39225-3066
Telephone: (601) 352-2300
Facsimile: (601) 360-9777
www.phelpsdunbar.com

Counsel to Debtors and Debtors-in-Possession
MISSISSIPPI CHEMICAL CORPORATION, *et al.*

EXHIBIT 1

Debtors' Joint Plan of Reorganization

THIS DOCUMENT HAS BEEN FILED AS EXHIBIT 2.1 TO THE COMPANY'S
REPORT ON FORM 8-K DATED APRIL 15, 2004, AND IS NOT BEING INCLUDED HERE

EXHIBIT 2

Disclosure Order

THIS EXHIBIT IS NOT YET AVAILABLE

EXHIBIT 3

Projections

New MissChem
Projected (Unaudited) Consolidated Balance Sheets
(In Millions of Dollars)

		Reorganization Adjustments			As of June 30,				
	Estimated Pre-Consummation June 30, 2004	Debt Restructuring	Fresh Start Accounting	Estimated Post-Consummation June 30, 2004	2005	2006	2007	2008	2009
ASSETS									
Current assets:									
Cash and cash equivalents	$ 30.3	$ (12.4)	$ -	$ 17.9	$ 38.9	$ 29.9	$ 1.0	$ 8.7	$ 36.6
Accounts receivable, net	35.0		-	35.0	36.3	33.9	39.8	42.2	42.1
Inventories:									
Finished products	11.3	-	-	11.3	12.5	10.8	11.0	12.0	12.2
Replacement parts	21.9	-	-	21.9	21.9	21.9	21.9	21.9	21.9
Total inventories	33.2	-	-	33.2	34.5	32.7	32.9	34.0	34.2
Prepaid expenses and other current assets	12.0	-	(2.5)	9.5	9.6	9.6	9.6	9.6	9.6
Total current assets	110.5	(12.4)	(2.5)	95.6	119.3	106.1	83.3	94.5	122.4
Investments in affiliates and other	137.9	(70.0)	(21.0)	46.9	47.2	45.5	45.3	45.9	47.2
Property, plant and equipment, at cost less accumulated depreciation, depletion and amortization	154.1	-	(38.4)	115.7	103.0	96.7	88.0	79.3	71.1
	$ 402.5	$ (82.4)	$ (61.9)	$ 258.2	$ 269.5	$ 248.3	$ 216.6	$ 219.7	$ 240.7
LIABILITIES AND SHAREHOLDER EQUITY									
Current liabilities:									
Revolving credit facility	$ -	$ -	$ -	$ -	$ -	$ -	$ 8.6	$ -	$ -
Accounts payable	8.7	-	-	8.7	20.6	24.5	27.7	29.4	29.1
Accrued liabilities	4.5	-	-	4.5	4.5	4.5	4.5	4.5	4.5
Total current liabilities	13.2	-	-	13.2	25.1	29.0	40.8	33.9	33.6
Long-term debt:									
Pre-Petition secured credit facility	52.4	(52.4)	-	-	-	-	-	-	-
Supplemental DIP	102.1	(102.1)	-	-	-	-	-	-	-
DIP facility	-			-	-	-	-	-	-
Mezzanine note	-	64.4	-	64.4	69.1	48.0	-	-	-
Term loan	-	20.0		20.0	15.0	10.0	5.0	-	-
	154.5	(70.1)	-	84.4	84.1	58.0	5.0	-	-
Pre Petition Secured Borrowings Accrued Interest	2.6	(2.6)	-	-	-	-	-	-	-
Other long-term liabilities and deferred credits	81.8	-	(54.7)	27.1	27.1	26.8	21.5	17.7	17.3
Liabilities subject to compromise	227.7	(227.7)	-	-					
Total liabilities	479.8	(300.4)	(54.7)	124.7	136.3	113.8	67.3	51.6	50.9
Total shareholders' (deficit) equity	(77.3)	218.0	(7.2)	133.5	133.2	134.5	149.3	168.1	189.8
	$ 402.5	$ (82.4)	$ (61.9)	$ 258.2	$ 269.5	$ 248.3	$ 216.6	$ 219.7	$ 240.7

New MissChem
Projected (Unaudited) Consolidated Statements of Operations
(In Millions of Dollars)

	Estimated Post-Consummation June 30, 2004	Fiscal Years Ending June 30,				
		2005	2006	2007	2008	2009
Revenues:						
Net sales	$ 500.0	$ 312.8	$ 335.6	$ 395.3	$ 420.3	$ 418.9
Other	5.0	3.6	3.6	3.6	3.6	3.6
	505.0	316.4	339.2	398.9	423.9	422.5
Operating expenses:						
Cost of products sold	444.6	281.4	309.0	354.3	380.2	375.7
Selling, general and administrative	23.9	21.4	19.0	18.5	18.5	18.5
Other	8.1	-	-	-	-	-
	476.6	302.8	328.0	372.8	398.7	394.2
Operating income (loss)	28.4	13.6	11.2	26.1	25.2	28.3
Other (expense) income:						
Interest, net	(24.9)	(16.8)	(9.6)	(6.1)	(0.5)	0.0
Other	2.5	2.7	1.5	3.1	4.0	4.5
	(22.4)	(14.1)	(8.1)	(3.0)	3.5	4.5
Income (loss) before reorganization expense and income taxes	6.0	(0.5)	3.1	23.1	28.7	32.8
Fresh start accounting adjustments	(51.0)					
Debt restructuring gain	8.8					
Reorganization expense	(26.5)					
Income (loss) before income taxes	(62.7)	(0.5)	3.1	23.1	28.7	32.8
Income tax expense (benefit)	(59.4)	(0.2)	1.8	8.3	9.9	11.1
Net (Loss) Income	$ (3.3)	$ (0.3)	$ 1.3	$ 14.8	$ 18.8	$ 21.7
EBITDA:						
Operating income (loss)	28.4	13.6	11.2	26.1	25.2	28.3
Other income	2.5	2.7	1.5	3.1	3.9	4.5
Reorganization expenses	(26.5)	-	-	-	-	-
Add: Depreciation and amortization expense	21.8	10.1	10.1	10.1	10.1	10.1
EBITDA	$ 26.2	$ 26.4	$ 22.8	$ 39.3	$ 39.2	$ 42.9

New MissChem
Projected (Unaudited) Consolidated Statements of Cash Flows
(In Millions of Dollars)

	Fiscal Years Ending June 30,				
	2005	2006	2007	2008	2009
Cash flows from operating activities:					
Net income (loss)	$ (0.3)	$ 1.3	$ 14.8	$ 18.8	$ 21.7
Reconciliation of net income (loss) to net cash provided by operating activities:					
Net change in operating assets and liabilities	9.4	8.0	(2.9)	(1.7)	(0.4)
Depreciation, depletion and amortization	10.1	10.1	10.1	10.1	10.1
Deferred income taxes					
Equity earnings in unconsolidated affiliates	(0.1)	1.7	0.2	(0.6)	(1.2)
Other	12.4	3.6	(1.9)	(3.8)	(0.4)
Net cash provided by operating activities	$ 31.5	$ 24.8	$ 20.3	$ 22.7	$ 29.7
Cash flows from investing activities:					
Purchases of property, plant and equipment - continuing operations	(5.5)	(3.8)	(1.4)	(1.4)	(1.9)
Other	-	-	-	-	-
Net cash used in investing activities	$ (5.5)	$ (3.8)	$ (1.4)	$ (1.4)	$ (1.9)
Cash flows from financing activities:					
Debt proceeds	-	-	-	-	-
Debt payments	(5.0)	(30.0)	(47.8)	(13.6)	(0.0)
Net cash used in financing activities	$ (5.0)	$ (30.0)	$ (47.8)	$ (13.6)	$ (0.0)
Net increase (decrease) in cash and cash equivalents	21.0	(9.0)	(28.9)	7.7	27.9
Cash and cash equivalents - beginning of period	17.9	38.9	29.9	1.0	8.7
Cash and cash equivalents - end of period	$ 38.9	$ 29.9	$ 1.0	$ 8.7	$ 36.6

EXHIBIT 4

Liquidation Analysis

Mississippi Chemical Corporation, *et al.*
Summary Liquidation Analysis
($ in millions)

	Low		High	
Recoveries				
Cash on Hand	$	30.3	$	30.3
A/R Recovery		22.1		22.1
Inventory Recovery		13.9		18.9
Proceeds from JVs and Fixed Assets		128.8		187.8
Other Proceeds		0.3		2.5
Gross Proceeds Available for Distribution		195.4		261.7
Distributions				
Secured Creditors				
Claim (1)		157.0		157.0
Total Recovery		157.0		157.0
Percent Recovery		100.0%		100.0%
Administration and Priority Claims				
Claim (1)		85.1		78.8
Recovery		38.3		78.8
Percent Recovery		45.0%		100.0%
General Unsecured Creditors				
Claim (1)		243.4		243.4
Recovery		-		25.8
Percent Recovery		0.0%		10.6%

(1) All claims estimated as of July 1, 2004

[continued on following page]

NOTES TO LIQUIDATION ANALYSIS

Assumption regarding Date of Conversion

A Chapter 7 trustee must collect and convert the property of the debtor's estate to cash and close the estate as expeditiously as possible, while keeping with the best interests of parties in interest according to § 704 of the Bankruptcy Code. For purposes of this liquidation analysis only, it is assumed that this Chapter 11 Case is converted to a Chapter 7 liquidation on July 1, 2004.

Cash, Accounts Receivable and Inventory

Recoveries from cash, accounts receivable and inventory are based on estimated levels as of July 1, 2004. Recoveries from both accounts receivable and inventory are based on a discount from the projected book value due to uncertainties related to their collection.

Additional Liabilities and Reserves

It is assumed that certain liabilities and expenses would necessarily be provided for in a Chapter 7 liquidation prior to distributions to creditors, in addition to expenses that would have been incurred in Chapter 11, including: (i) administrative expenses, including fees of a trustee and of counsel and other professionals retained by the trustee and (ii) expenses of marketing and disposing of the Company's assets. There is significant uncertainty regarding the reliability of estimates of such costs used in this Liquidation Analysis.

Wind Down Expenses

Wind down expenses, which are included as "Administration and Priority Claims", reflect estimated costs to operate the businesses during the liquidation process through completion, including salaries. If the liquidation process extends beyond the length assumed in this Liquidation Analysis, wind down expenses would likely be higher.

Trustee and Professional Expenses

Fees payable to the Chapter 7 trustee are an administrative cost in Chapter 7 under the Bankruptcy Code. This amount is capped by statute at 3% of proceeds from the liquidation of the Company's assets in excess of $1 million. For purposes of this Liquidation Analysis, it is estimated that the trustee's fees will be 2% of net proceeds to the estate. Additional professional fees and expenses of the trustee's professionals, as well as additional transaction fees arising from sales of assets, are estimated to be $5 million.

Asset Sale Methodology

Certain businesses and subsidiaries that the Company believed could not be sold as going concerns in a timely or effective manner have been assumed to be liquidated through the sale of their underlying assets. Recoveries for these assets were based on management's views in concert with previous estimates provided to the Company from third party contractors. Remaining assets of the Company were presumed to be sold as scrap.